UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

ay M 9, 2018	Telekomunikasi Indonesia Tbk
Date July 31, 2019	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk /s/ Harry M. Zen ---------------------------------------------------- By: Harry M. Zen Director of Finance

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of June 30, 2019 (unaudited) and for six months period then ended

(unaudited)

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements as of June 30, 2019

And for the six-months periode ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Kenanga V B-6 No. 6 Taman Duta RT 002 RW 009 Kelurahan Cisalak, Kecamatan Sukma Jaya, Depok
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. H. Namin No. 48 A Kelurahan Cipete Utara Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, July 30, 2019

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Harry M. Zen Harry M. Zen Director of Finance

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND FOR THE SIX MONTHS PERIOD THEN ENDED

(UNAUDITED)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	Notes	June 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,30,35	17,075	17,439
Other current financial assets	2c,2e,2u,4,30,35	2,068	1,304
Trade receivables - net provision for
impairment of receivables	2g,2u,2ac,5,35
Related parties	2c,30	2,687	2,126
Third parties		12,544	9,288
Other receivables - net of provision for
impairment of receivables	2g,2u,35	1,088	727
Inventories - net provision for obsolescence	2h,6	770	717
Assets held for sale	2j,9	996	340
Prepaid taxes	2t,25	2,435	2,749
Claim for tax refund	2t,25	798	596
Other current assets	2c,2i,2m,7,30	8,287	7,982
Total Current Assets		48,748	43,268

NON-CURRENT ASSETS
Long-term investments	2f,2u,8	2,690	2,472
Property and equipment - net of accumulated depreciation	2l,2m,2ab,9,33	146,743	143,248
Intangible assets - net of accumulated amortization	2d,2k,2n,2ab,11	5,470	5,032
Deferred tax assets - net	2t,25	2,439	2,504
Other non-current assets	2c,2g,2i,2n,2t,2u,10,25,30,35	9,609	9,672
Total Non-current Assets		166,951	162,928
TOTAL ASSETS		215,699	206,196

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,35
Related parties	2c,30	978	993
Third parties		14,669	13,773
Other payables	2u,35	296	448
Taxes payable	2t,25	4,787	1,180
Accrued expenses	2c,2u,13,30,35	13,095	12,769
Unearned income	2r,14	5,516	5,190
Advances from customers	2c,30	1,359	1,569
Short-term bank loans	2c,2p,2u,15a,30,35	4,517	4,043
Current maturities of long-term borrowings	2c,2m,2p,2u,2v,15b,30,35	7,370	6,296
Total Current Liabilities		52,587	46,261

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,25	1,261	1,252
Unearned income	2r,14	767	652
Long service award provisions	2s,29	895	852
Pension benefits and other post-employment
benefits obligations	2s,28	5,717	5,555
Long-term borrowings - net of current maturities	2c,2m,2p,2u,2v,16,30,35	45,616	33,748
Other liabilities	2u,2o	511	573
Total Non-current Liabilites		54,767	42,632
TOTAL LIABILITIES		107,354	88,893

EQUITY
Capital stock	1c,18	4,953	4,953
Additional paid-in capital	2w,19	2,694	2,455
Other equity	2f,2u,20	465	507
Retained earnings
Appropriated	27	15,337	15,337
Unappropriated		70,500	75,658
Net equity attributable to:
Owners of the parent company		93,949	98,910
Non-controlling interest	2b,17	14,396	18,393
TOTAL EQUITY		108,345	117,303
TOTAL LIABILITIES AND EQUITY		215,699	206,196

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2019	2018
REVENUES	2c,2r,21,30	69,345	64,368

Operation, maintenance and telecommunication
service expenses	2c,2r,23,30	(21,790)	(21,883)
Depreciation and amortization expenses	2k,2l,2m,9,11	(11,467)	(10,331)
Personnel expenses	2c,2r,2s,22,30	(6,488)	(7,035)
Interconnection expenses	2c,2r,30	(2,737)	(1,855)
General and administrative expenses	2c,2r,24,30	(3,214)	(3,294)
Marketing expenses	2c,2r,30	(1,992)	(1,958)
(Loss) gain on foreign exchange - net	2q	(56)	16
Other income	2l,2r,9c	976	483
Other expenses	2r,9c	(367)	(411)

OPERATING PROFIT		22,210	18,100

Finance income	2c,30	637	619
Finance cost	2c,2p,2r,30	(2,050)	(1,559)
Share of profit of associated companies	2f,8	41	29

PROFIT BEFORE INCOME TAX		20,838	17,189

INCOME TAX (EXPENSE) BENEFIT	2t,25
Current		(5,358)	(4,433)
Deferred		18	51
		(5,340)	(4,382)

PROFIT FOR THE PERIOD		15,498	12,807

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	2f,2q,20	(46)	144
Change in fair value of available-for-sale financial assets	2u,20	4	(11)
Share of other comprehensive income of associated companies	2f,8	(7)	-
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	2s,28	-	-
Other comprehensive income - net		(49)	133

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		15,449	12,940

Profit for the period attributable to:
Owners of the parent company		11,078	8,698
Non-controlling interests	2b,17	4,420	4,109
		15,498	12,807
Total comprehensive income for the period attributable to:
Owners of the parent company		11,029	8,831
Non-controlling interests	2b	4,420	4,109
		15,449	12,940
BASIC EARNING PER SHARE
(in full amount)	2x,26
Net income per share		111.83	87.80
Net income per ADS (100 Series B shares per ADS)		11,182.87	8,780.34

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

 (Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2019		4,953	2,455	507	15,337	75,658	98,910	18,393	117,303
Capital contribution to subsidiaries		-	-	-	-	-	-	59	59
Acquisition of businesses		-	-	-	-	-	-	37	37
Divestment of subsidiaries		-	239	-	-	-	239	-	239
Acquisition of non-controlling interest		-	-	-	-	-	-	25	25
Cash dividens	17,27	-	-	-	-	(16,229)	(16,229)	(8,538)	(24,767)
Profit for the period	2b,17	-	-	-	-	11,078	11,078	4,420	15,498
Other comprehensive income	2f,2q,2s,2u,17	-	-	(42)	-	(7)	(49)	-	(49)
Balance, June 30, 2019		4,953	2,694	465	15,337	70,500	93,949	14,396	108,345

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

 (Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interets	Total equity
Balance, January 1, 2018		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130
Capital contribution to subsidiaries		-	-	-	-	-	-	-	12	12
Acquisition of businesses	2d	-	-	-	-	-	-	-	(26)	(26)
Cash dividens	2w,27	-	-	-	-	-	(16,609)	(16,609)	(10,130)	(26,739)
Profit for the period	2b,17	-	-	-	-	-	8,698	8,698	4,109	12,807
Other comprehensive income - net	2f,2q,2s,2u,17	-	-	-	133	-	-	133	-	133
Balance, June 30, 2018		5,040	4,931	(2,541)	520	15,337	61,648	84,935	13,382	98,317

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Period Ended June 30,  2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash receipts from customers and other operators		65,103	57,888
Cash payments for value added taxes - net		788	(48)
Interest income received		637	641
Cash payments for expenses		(28,306)	(27,885)
Cash payments to employees		(6,581)	(8,207)
Cash payments for corporate and final income taxes		(3,452)	(5,052)
Payment for interest costs		(2,033)	(1,732)
Other cash receipts - net		1,546	186
Net cash provided by operating activities		27,702	15,791

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	9	564	250
Proceeds from divestment of subsidiaries		395	-
Proceeds from insurance claims	9	77	71
Dividen received from associated companies	8	-	9
Purchase of property and equipment	9,37	(13,621)	(13,077)
Acquisition of businesses, net of acquired cash		(1,108)	(232)
Purchase of intangible assets	11,37	(1,006)	(1,550)
(Placement) redemption of other current financial assets - net		(688)	735
Additional contribution on long-term investments	8	(126)	(166)
Increase in advances for purchases of property and equipment		(12)	(125)
Increase in other assets		(815)	(115)
Net cash used in investing activities		(16,340)	(14,200)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15,16	19,356	22,971
Capital contribution of non-controling interests in subsidiaries		59	12
Cash dividends paid to the Company's stockholder	27	(16,229)	(16,609)
Cash dividends paid to non-controlling interests of subsidiaries		(8,538)	(10,130)
Repayments of loan and other borrowings	15,16	(6,321)	(6,304)
Net cash used in financing activities		(11,673)	(10,060)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(311)	(8,469)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		(53)	150

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3	17,439	25,145

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3	17,075	16,826

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about increase the flexibility and independency of Commissioners in approving the Directors’ actions at a certain threshold and changes in authorized and issued capital stocks due to the transfer of total shares of cancelation treasury stocks by deducting from equity as stated in notarial deed No. 34 and No. 35 dated May 15, 2018 of Ashoya Ratam, S.H., MKn. The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0214555 dated June 8, 2018 and MoLHR decision’s No. AHU-0013328.AH.01.02 year 2018 dated July 2, 2018.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

a.	Main business:

i.Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.	Supporting business:

i.Providing payment transactions and money transferring services through telecommunications and information networks.

ii.Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL  (continued)

a.	Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every (5) five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer)	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017
License for the Implementation of Internet Interconnection services	1004/KEP/ M.KOMINFO/2018	Interconnection Services	December 26, 2018

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL  (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

1.Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 133 and No. 54 of Ashoya Ratam.,  S.H., M.Kn., dated May 24, 2019 and April 27, 2018,   the composition of the Company’s Boards of Commissioners and Directors as of June 30, 2019 and December 31, 2018,  respectively, were as follows:

	June 30, 2019	December 31, 2018
President Commissioner	Rhenald Kasali	Hendri Saparini
Commisioner	Edwin Hidayat Abdullah	Edwin Hidayat Adbullah
Commisioner	Isa Rachmatarwata	Isa Rachmatarwata
Commisioner	Ismail	Rinaldi Firmansyah
Commissioner	Marcelino Pandin	-
Independent Commissioner	Marsudi Wahyu Kisworo	Pamijati Pamela Johanna
Independent Commissioner	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
Independent Commissioner	Margiyono Darsasumarja	Margiyono Darsasumarja
President Director	Ririek Ardhiansyah	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital Business*	Faizal Rochmad Djoemadi	David Bangun
Director of Enterprise and Business
Service	Bogi Witjaksono	Dian Rachmawan
Director of Wholesale and
International Services	Edwin Aristiawan	Abdus Somad Arief
Director of Human Capital
Management	Edi Witjara	Herdy Rosadi Harman
Director of Network, Information
Technology and Solution	Zulhelfi Abidin	Zulhelfi Abidin
Director of Consumer Service	Siti Choiriana	Siti Choiriana
Director of Strategic Portfolio	Achmad Sugiarto	-

*Digital Strategic & Portofolio Director’s nomenclature has been replaced by Digital Business Director’s nomenclature.

2.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of June 30, 2019 and December 31, 2018, were as follows:

	June 30, 2019	December 31, 2018
Chairman	Margiyono Darsasumarja	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Ismail	Rinaldi Firmansyah
Member	Marcelino Pandin	Cahyana Ahmadjayadi
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

3.Employees

As of June 30, 2019 and December 31, 2018, the Company and subsidiaries (“Group”) had 24,753 employees and 24,071 employees (unaudited), respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL  (continued)

c.	Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL  (continued)

c.	Public offering of securities of the Company (continued)

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of June 30, 2019, all of the Company’s Series B shares are listed on the IDX and 51,099,233   ADS shares are listed on the NYSE (Note 18).

On June 25,  2010 the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16.b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16.b.i).

d.	Subsidiaries

As of June 30, 2019 and December 31, 2018, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)	Direct subsidiaries:

			Percentage of ownership		Total assets before
	Nature of business/date of	Year of start	interest		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2019	2018	2019	2018
PT Telekomunikasi	Telecommunication - provides	1995	65	65	81,323	82,650
Selular	telecommunication facilities
("Telkomsel"),	and mobile celuller
Jakarta, Indonesia	services using Global
	Systems for Mobile
	Communication ("GSM")
	technology/
	May 26, 1995

PT Multimedia	Network telecommunication	1998	100	100	19,149	16,524
Nusantara	services and multimedia/
("Metra"),	May 9, 2003
Jakarta, Indonesia

PT Dayamitra	Telecommunication/	1995	100	100	16,020	13,053
Telekomunikasi	May 17, 2001
("Dayamitra"),
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	11,102	10,408
Indonesia International	July 31, 2003
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	5,878	5,805
("GSD"),	providing building
Jakarta, Indonesia	management and
	maintenance services, civil
	consultant and developer/
	April 25, 2001

PT PINS Indonesia	Telecommunication	1995	100	100	4,212	4,004
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Telkom Akses	Construction, service and	2013	100	100	4,035	4,244
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
	November 26, 2012

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL  (continued)

d.	Subsidiaries (continued)

(ii)	Direct subsidiaries:

			Percentage of ownership		Total assets before
	Nature of business/date of	Year of start	interest		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2019	2018	2019	2018

PT Infrastruktur	Construction, service and	2014	100	100	3,323	3,351
Telekomunikasi	Trade in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia

PT Telkom Satelit	Telecomunication - provides	1996	100	100	3,292	3,192
Indonesia	satellite communication
("Telkomsat"),	system, services and
previously	facilities/
PT Patra Telekomunikasi	September 28, 1995
Indonesia
Jakarta, Indonesia

PT Metra-Net	Multimedia portal service/	2009	100	100	1,074	782
(“Metranet”),	April 17, 2009
Jakarta, Indonesia

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
related services/
December 29, 1998

PT Jalin Pembayaran	Payment services - principal,	2016	-	100	-	298
Nusantara	swithcing, clearing and
(“Jalin”),	settlement activities/
Jakarta, Indonesia	November 3, 2016

(i)	Indirect subsidiaries:

			Percentage of ownership		Total assets before
	Nature of business/date of	Year of start	interest		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	June 30,	December 31,	June 30,	December 31,
incorporation	Nature of business	operations	2019	2018	2019	2018
PT Sigma Cipta Caraka	Information technology	1988	100	100	9,667	7,785
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
integration service,
outsourcing and software
license maintenance/
May 1,1987

Telekomunikasi	Telecommunication/	2008	100	100	3,767	3,413
Indonesia	December 6, 2007
International Pte. Ltd.,
Singapore
("Telin Singapore")

PT Infomedia Nusantara	Data and information	1984	100	100	2,397	2,389
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
information services and
other information services
in the form of print and
electronic media and call
center services/
September 22,1999

PT Telkom Landmark	Service for property	2012	55	55	2,159	2,128
Tower	development and
(“TLT”),	management/
Jakarta, Indonesia	February 1, 2012

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Subsidiaries (continued)

(ii)	Indirect subsidiaries (continued):
			Percentage of ownership		Total assets before
	Nature of business/date of	Year of start	interest		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2019	2018	2019	2018
Telekomunikasi	Telecommunication/	2010	100	100	1,866	1,185
Indonesia	December 8, 2010
International Ltd,
Hong Kong
("Telin Hong Kong")

PT Metra Digital Media	Directory information	2013	100	100	1,688	1,339
(“MD Media”),	services/
Jakarta, Indonesia	January 22, 2013

PT Metra Digital	Trading and/or providing	2013	100	100	1,022	979
Investama	service related to
(“MDI”)	information and
Jakarta, Indonesia	technology, multimedia,
	entertainment and
	investment/
	January 8. 2013

PT Finnet Indonesia	Information technology	2006	60	60	880	1,011
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

PT Persada Sokka	Providing telecommunication	2000	95	-	870	-
Tama	network infrastucture/
("PST"),	February 19, 2019
Jakarta, Indonesia

PT Fintek Karya	Digital payment and	2019	100	-	791	-
Nusantara	payment gateway
(“Finarya”),	services/
Jakarta,	February 21, 2019
Indonesia

TS Global Network	Satellite services/	1996	70	70	763	832
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya, Malaysia

PT Melon	Digital content exchange	2010	100	100	696	457
(“Melon”)	hub services/
Jakarta, Indonesia	November 14, 2016

Telekomunikasi	Telecommunication/	2012	100	100	644	677
Indonesia	September 11, 2012
International
(“TL”) S.A.,
Dili, Timor Leste

PT Telkomsel Karya	Bussiness management	2019	100	-	561	-
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta,	January 18, 2019
Indonesia

PT Swadharma Sarana	System Integrator Services/	2001	51	51	559	460
Informatika	April 2, 2018
(“SSI”)
Jakarta, Indonesia

PT Administrasi	Health insurance	2002	100	100	396	346
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	305	250
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

(ii)	Indirect subsidiaries (continued):

			Percentage of ownership		Total assets before
Nature of business/date of	Year of start		interest		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2019	2018	2019	2018

PT Nusantara Sukses	Service and trading/	2014	100	100	280	290
Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Nutech Integrasi	System integrator/	2001	60	60	145	93
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

Telekomunikasi	Telecommunication/	2013	100	100	123	115
Indonesia	January 9, 2013
International Pty Ltd,
(“Telkom Australia”),
Sydney, Australia
PT Metraplasa	Network & e-commerce	2012	60	60	117	168
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecomunication	2014	100	100	76	57
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

Telekomunikasi	Telecommunication/	2013	70	70	71	76
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”)
Malaysia

PT Satelit Multimedia	Satellite services/	2013	100	100	21	16
Indonesia	March 25, 2013
(“SMI”),
Jakarta, Indonesia

(a)	Metra

Based on notarial deed Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn, No. 3, 4, and 5 dated April 2, 2018, Metra purchase 14,600 shares of SSI ownership interests from Yayasan Danar Dana Swadharma, PT Tri Handayani Utama, dan Koperasi Swadharma or equivalent to 36.50% ownership interests from SSI with purchase consideration amounting Rp220 billion.

Based on notarial deed N.M. Dipo Nusantara Pua Upa, S.H., MKn, No. 4 dated April 9, 2018, the Company as Metra's shareholders subscribing for 11,837 new shares issued by SSI with purchase consideration amounting Rp178 billion. These acquired shared resulted in a change in composition to 51% ownership causing Company to have control over SSI as a subsidiary with total purchase consideration amounting to Rp397 billion (consideration paid on acquisition of control net of cash acquired is Rp210 billion). Acquisition cost of SSI which was higher than the ownership portion of net book value, which amounting to Rp196 billion. As of December 31, 2018, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements,  purchase price allocation of the acquisition is in progress.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL  (continued)

d.	Subsidiaries (continued)

(b)	Sigma

Based on notarial deed Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn, No. 151 and 152, dated December 28, 2018, Sigma purchased 2,493 shares of PT Collega Inti Pratama (“CIP”) (equal 67% ownership share’s) from PT Upperco Usaha Maxima with purchase consideration paid amounting to Rp208 billion and 111 share (equal to 3% ownership) from PT Abdi Anugerah Persada with purchase consideration paid amounting Rp9 billion, hence Sigma own 2,604 shares (equal to 70% ownership shares) causing the Company to have control over Sigma as a subsidiary with total purchase consideration amounting to Rp217 billion (consideration paid on acquisition of control net of cash acquired is Rp188 billion). Acquisition cost of CIP was higher than the ownership portion of net book value, which amounting to Rp165 billion. As of June 30, 2019, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements, purchase price allocation of the acquisition is in progress.

(c)	TII

On December 14, 2017, TII purchased the equivalent of 49% ownership in TSGN in exchange for MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (Information and Communication Technologies) systems for satellite communication services, satellite bandwith services and Very Small Aperture Terminal (“VSAT”) services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, TII controls TSGN with ability to place and replace of 3 out of 5 key managements members that controls the overall business of TSGN. On April 25, 2018, TII purchased 21% of aditional ownership through newly issued shares.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Property and Equipment (Note 9)	770
Other non-current assets	20

Liabilities
Current liabilities	(422)
Non-current liabilities	(155)

Fair value of identifiable net assets acquired	309
Fair value of non-controlling interest	(157)
Povisional goodwill (Note 11)	68
Fair value consideration transferred	220

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.   GENERAL  (continued)

d.	Subsidiaries (continued)

(c)	TII (continued)

On July 2, 2013, TII established a subsidiary, Telin Malaysia with 49% ownership and on April 18, 2018 TII purchased 21% additional ownership in Telin Malaysia in exchange for contribution of MYR8,764,789 or equivalent to Rp31 billion (consideration paid on acquisition of control net of cash acquired is Rp16 billion) from Compudyne Telecommunication Systems Sdn, Bhd. Previously, Telin Malaysia was accounted for as an associate company with 49% ownership. In connection with the acquisition of Telin Malaysia’s shares, TII recognised goodwill amounting to Rp61 billion (Note 11).

Telin Malaysia’s acquisition objective is to strengthen and to grow business relationship between Malaysia and Indonesia in telecommunication sector.

(d)	Dayamitra

Based on notarial deed of Jimmy Tanal, S. H., M. Kn., No. 22 dated March 6, 2019 regarding Shareholder’s Resolution of PT Persada Sokka Tama (“PST”), approving transfers of right over shares of PST to Dayamitra from Mrs. Rahina Dewayani and Mrs. Rahayu amounting to 2,559,000 and 6,000 shares, respectively, therefore Dayamitra has 2,565,000 shares or 95% ownership of PST causing the Company to have control over PST as a subsidiary with total purchase consideration amounting to Rp1,113 billion (consideration paid on acquisition of control net of cash acquired is Rp1,092 billion). Acquisition cost of PST was higher than the ownership portion of net book value, which amounting to Rp415 billion. As of June 30, 2019, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements, purchase price allocation of the acquisition is in progress.

From the date of acquisition until June  30, 2019, total revenue and profit before tax of PST included in the statements of profit or loss income and other comprehensive income amounted to Rp72 billion and Rp19 billion, respectively.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio.

(e)	Telkomsel

Based on notarial deed Bonardo Nasution, S.H. No. 12 dated January 18, 2019, Telkomsel established PT Telkomsel Mitra Inovasi (“TMI”). Telkomsel paid Rp550 billion for 549,989 shares from 550,000 shares.

Based on notarial deed Bonardo Nasution, S.H. No. 13 dated January 21, 2019. Telkomsel established PT Fintek Karya Nasution (“Finarya”). Telkomsel paid Rp25 billion (2,499 shares). On February 22, 2019 Telkomsel contributed part of its assets to Finarya amounting to Rp150 billion and own 14,974 shares as a compensation towards the contribution.

(f)	Jalin

Based on notarial deed Fifidiana, SH.,S.S.,M.Kn. No. 2 dated June 19, 2019, the Company sold 67% shares ownership of Jalin to PT Danareksa (Persero) (“Danareksa’’)  amounted Rp395 billion, and has been received by the Company in June 2019.

e.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on July 30, 2019.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

            Accounting Standards Issued but not yet Effective

           Effective January 1, 2020

•	PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

•	PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognised. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•	PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees – leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognise a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

•	Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

•	Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provides that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

•

Amendments to PSAK 1 and PSAK 25: The Material Definition of this amendment clarifies the definition of material with the aim of harmonizing the definitions used in the conceptual framework and some relevant PSAK. In addition, this amendment also provides clearer guidance regarding material definitions in the context of reducing over disclosure due to changes in the thresholds of the material definition.

•

Amendments to PSAK 1: Presentation of Financial Statements on Title of 2019 Annual Financial Statements and Adjustments This amendment opens an option that allows entities to use report titles other than those used in PSAK 1. In addition, this Amendment also adjusts the sentence in paragraph 05 to harmonize with IAS intentions. 1 Presentation of Financial Statements paragraph 05.

The new standards or the following amendments are considered not applicable to the Group's Consolidated Financial Statements:

•	ISAK 35: Presentation of Non-Profit Oriented Entity Financial Statements, will be effective January 1, 2020
•	Amendment to PSAK 62: Insurance Contract - Applying PSAK 71: Financial Instruments with PSAK 62: Insurance Contract, will be effective January 1, 2022

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the  equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
•	derecognises the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
•	recognises the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
•	recognises the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
•	recognises any surplus or deficit in profit or loss that is attributable to the Group.

c.Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the intial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognises the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.Business combinations (continued)

Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognised to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, cash in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position.

f.Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment, and
b.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Investments in associated companies (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognises the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of Cellum Global Zrt. (“Cellum”) is Hungary Forint (“HUF”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectability of the outstanding amounts. Receivable are written off in the year they are determined to be uncollectible.

h.Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognised at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognised as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognised as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.Prepaid expenses

Prepaid expenses are amortised over their future beneficial periods using the straight-line method.

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognised if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortisation and impairment losses, if any. Intangible assets are amortised over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortised using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognised on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognised in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or disposed of, their cost and the related accumulated depreciation are derecognised from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognised in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

m.Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognised if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognised in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognised as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognised as part of the property and equipment and are not amortised.  Costs incurred to process the extension or renewal of legal land rights are deferred and amortised using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortised over the period of the facilities to which it relates.

q.Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars, TS Global Network Sdn. Bhd. and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	June 30, 2019		December 31, 2018
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	14,125	14,130	14,375	14,385
Australian dollar (“AU$”) 1	9,904	9,909	10,157	10,167
Euro ("EUR") 1	16,087	16,098	16,432	16,446
Japanese yen ("JPY") 1	131.19	131.27	130.56	130.70
Malaysian ringgit (“MYR”) 1	3,416	3,420	3,474	3,480

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income, of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.Revenue and expense recognition

i.Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognised as follows:

•	Airtime and charges for value added services are recognised based on usage by subscribers.
•	Monthly subscription charges are recognised as revenues when incurred by subscribers.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

i.Cellular revenues (continued)

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognised initially as unearned income and recognised as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.Fixed line telephone revenues

Revenues from usage charges are recognised as customers incur the charges. Monthly subscription charges are recognised as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognised as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

iii.Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognised monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s  subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.Data, internet, and information technology service revenues

Revenues from data communication and internet are recognised based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognised when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognised using the percentage-of-completion method.

v.Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognised over the period in which the services are rendered.

vi.Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognised when delivered to customers.

Revenues from telecommunication tower leases are recognised on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognised when services are rendered to customers.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

vii.Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii.Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix.Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.
Fair value of the points issued is deferred and recognised as revenue when the points are redeemed or expired.

x.Expenses

Expenses are recognised as they are incurred.

s.Employee benefits

i.  Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognised as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognised immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognised immediately in profit or loss on the earlier of:

•	The date of plan amendment or curtailment; and
•	The date that the Group recognised restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognised when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognised when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

iii.  Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognised as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

iv.Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.Income tax

Current and deferred income taxes are recognised as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognised directly in equity, in which case, the tax is recognised directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

The Group recognises deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognises deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Tax deduction from the reversal of deferred tax assets is excluded from the estimation of future taxable income.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognised in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A  Financial assets and liabilities are recognised initially at fair value including transaction costs. These are subsequently measured either at fair value or amortised cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and available-for-sale investments.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income/(expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of June 30, 2019 and December 31, 2018.

b.  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets,  trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognised at fair value including transaction costs and subsequently measured at amortised cost, using the effective interest method.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

c.	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)those that the Group, upon initial recognition, designates as at fair value through profit or loss;

b)those that the Group designates as available-for-sale; and

c)those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as of June 30, 2019 and December 31, 2018.

d.	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock,  which are recorded as part of “Other Current Financial Assets” and “Long-term Investsments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognised in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.	Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortised cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans, other borrowings and other liabilities.  Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

a.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of June 30, 2019 and December 31, 2018.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.Financial liabilities (continued)

b.Financial liabilities measured at amortised cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortised cost. Financial liabilities measured at amortised cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

iii.Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements  of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.the normal course of business;

b.the event of default; and

c.the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 35.

v.Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognised when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognised.

For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in the collective assessment of impairment.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

v.Impairment of financial assets (continued)

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognised in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised in other comprehensive income is recognised in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that financial asset previously recognised.

vi.Derecognition of financial instrument

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognises a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognised at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortised on a straight-line basis over the period of the sukuk and is recognised in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortised transaction costs, is presented as part of liabilities.

w.Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

x.Dividends

Dividend for distribution to the stockholders is recognised as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognised as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

z.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

aa.Provisions

Provisions are recognised when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognised when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

ab.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognised in profit or loss as part of “Depreciation and Amortisation” in the consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.  Impairment of non-financial assets (continued)

At the end of each reporting period, the Group assesses whether there is any indication that previously recognised impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognised for the asset in prior periods. Reversal of an impairment loss is recognised in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment loss relating to goodwill can not be reversed in future periods.

ac.Critical accounting estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 28 and 29.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Critical accounting estimates and assumptions (continued)

ii.Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii.Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 25.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS

		June 30, 2019		December 31, 2018
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	71	-	36
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	853	-	1,199
	US$	12	165	10	139
	JPY	8	1	8	1
	EUR	1	21	1	20
	HKD	0	0	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	663	-	791
	US$	12	175	2	28
	EUR	0	0	0	0
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	191	-	728
	US$	8	107	2	31
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	Rp	-	54	-	342
Others	Rp	-	24	-	15
	US$	-	-	0	0
Sub-total			2,254		3,295

Third parties
PT Bank HSBC Indonesia ("HSBC")	Rp	-	1	-	1
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	15	213	12	181
	HKD	6	10	5	9
Standard Chartered Bank (“SCB”)	Rp	-	-	-	0
	US$	12	176	10	148
	SGD	3	34	1	14
United Overseas Bank Limited ("UOB Singapore")	US$	3	45	4	55
	SGD	2	23	1	14
	MYR	3	11	3	9
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	75	-	218
	US$	-	-	2	30
PT Bank UOB Indonesia ("UOB")	Rp	-	38	-	17
Others (each below Rp75 billion)	Rp	-	176	-	197
	US$	13	182	4	60
	MYR	4	15	3	12
	EUR	1	14	1	20
	AUD	1	12	0	2
	TWD	11	5	17	8
	MOP	0	1	0	0
	HKD	-	-	0	0
Sub-total			1,031		995

Total cash in banks			3,285		4,290

Time deposits
Related parties
BNI	Rp	-	3,181	-	2,640
	US$	20	285	58	837
BRI	Rp	-	2,419	-	1,911
	US$	25	353	47	676
BTN	Rp	-	2,422	-	2,559
	US$	-	-	31	446
Bank Mandiri	Rp	-	1,954	-	611
	US$	5	71	16	230
Sub-total			10,685		9,910

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS (continued)

		June 30, 2019		December 31, 2018
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	1,255	-	1,295
PT Bank CIMB Niaga Tbk
(“Bank CIMB Niaga”)	Rp	-	300	-	190
	US$	31	433	-	-
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	456	-	365
United Overseas Bank Limited ("UOB Singapore")	US$	14	195	30	429
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	134	-	248
PT Bank Tabungan Pensiunan Nasional Tbk
(“BTPN”)	Rp	-	101	-	181
	US$	-	-	25	363
PT Bank Muamalat Indonesia Tbk	Rp	-	-	-	40
Others	Rp	-	101	-	53
	USD	3	42	-	-
	MYR	5	17	11	39
Sub-total			3,034		3,203

Total time deposits			13,719		13,113

Total			17,075		17,439

Interest rates per annum on time deposits are as follows:

	June 30, 2019	December 31, 2018
Rupiah	4.25%-9.00%	2.50%-9.25%
Foreign currency	0.50%-3.40%	0.50%-3.75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 30 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.OTHER CURRENT FINANCIAL ASSETS

		June 30, 2019		December 31, 2018
		Balance		Balance
		Original currency	Rupiah	Original currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
Bank Mandiri	Rp	-	140	-	-
BRI	Rp	-	115	-	-
Others	Rp	-	51	-	1
Third parties
SCB	US$	8	113	8	116
Others	Rp	-	18	-	-
	US$	5	71	6	88
	MYR	0	0	-	-
Total time deposits			508		205

Available-for-sale financial assets
Related parties
PT Mandiri Manajemen Investasi	Rp	-	380	-	379
Others	Rp	-	74	-	91
Sub-total			454		470

Total available-for-sale financial assets			454		470

Escrow accounts	Rp	-	58	-	136
	MYR	5	16	5	16
	US$	0	0	0	1
Others	Rp	-	1,024	-	476
	AUD	1	8	-	-
	MYR	0	0	-	-
Total			2,068		1,304

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	June 30, 2019	December 31, 2018
Rupiah	4.00%-8.50%	5.00%
Foreign currency	2.30%-6.50%	1.35%-1.92%

Refer to Note 30 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	June 30, 2019	December 31, 2018
State-owned enterprises	2,066	1,649
Indonusa	537	522
PT Indosat Tbk ("Indosat")	269	219
Others	526	467
Total	3,398	2,857
Provision for impairment of receivables	(711)	(731)
Net	2,687	2,126

(ii)	Third parties

	June 30, 2019	December 31, 2018
Individual and business subscribers	16,490	12,044
Overseas international carriers	1,484	1,542
Total	17,974	13,586
Provision for impairment of receivables	(5,430)	(4,298)
Net	12,544	9,288

b.By age

(i)	Related parties

	June 30, 2019	December 31, 2018
Up to 3 months	2,142	1,748
3 to 6 months	493	296
More than 6 months	763	813
Total	3,398	2,857
Provision for impairment of receivables	(711)	(731)
Net	2,687	2,126

(ii)	Third parties

	June 30, 2019	December 31, 2018
Up to 3 months	10,852	8,006
3 to 6 months	1,322	1,502
More than 6 months	5,800	4,078
Total	17,974	13,586
Provision for impairment of receivables	(5,430)	(4,298)
Net	12,544	9,288

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES  (continued)

b.By age  (continued)

(iii)	Aging of total trade receivables

	June 30, 2019		December 31, 2018
		Provision for		Provision for
		impairment of		impairment of
	Gross	receivables	Gross	receivables
Not past due	10,063	511	7,512	394
Past due up to 3 months	2,931	326	2,244	281
Past due more than 3 to 6 months	1,815	525	1,797	329
Past due more than 6 months	6,563	4,779	4,890	4,025
Total	21,372	6,141	16,443	5,029

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of June 30, 2019 and December 31, 2018, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp5,679 billion and Rp4,296 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.By currency

(i)	Related parties

	June 30, 2019	December 31, 2018
Rupiah	3,389	2,850
U.S. dollar	9	7
Others	0	0
Total	3,398	2,857
Provision for impairment of receivables	(711)	(731)
Net	2,687	2,126

(ii)	Third parties

	June 30, 2019	December 31, 2018
Rupiah	15,455	11,348
U.S. dollar	2,436	2,118
Australian dollar	19	19
Others	64	101
Total	17,974	13,586
Provision for impairment of receivables	(5,430)	(4,298)
Net	12,544	9,288

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES  (continued)

d.  Movements in the provision for impairment of receivables

	June 30, 2019	December 31, 2018
Beginning balance	5,029	4,331
Provision recognized during the period
(Note 24)	1,112	1,724
Receivables written off	-	(1,026)
Ending balance	6,141	5,029

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of June 30, 2019, certain trade receivables of the subsidiaries amounting to Rp7,779 billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

Refer to Note 30 for details of related parties transactions.

6.INVENTORIES

	June 30, 2019	December 31, 2018
Components	421	429
SIM cards and blank prepaid vouchers	145	137
Others	253	218
Total	819	784
Provision for obsolescence
Components	(20)	(38)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(1)	(1)
Total	(49)	(67)
Net	770	717

Movements in the provision for obsolescence are as follows:

	June 30, 2019	December 31, 2018
Beginning balance	67	53
Provision recognized during the year	-	22
Inventory written off	(18)	(8)
Ending balance	49	67

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognised as expense and included in operations, maintenance and telecommunication service expenses as of June 30, 2019 and 2018 amounted to Rp1,177  billion and Rp1.497 billion, respectively (Note 23).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.INVENTORIES  (continued)

Certain inventories of the subsidiaries amounting to Rp235 billion have been pledged as collateral under lending agreements (Notes 16c).

As of June 30, 2019 and December 31, 2018, modules and components held by the Group with book value amounting to Rp119 billion and Rp125 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of June 30, 2019 and December 31, 2018 amounted to Rp176 biliion respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	June 30, 2019	December 31, 2018
Prepaid rental	2,592	1,382
Advances	2,127	1,803
Frequency license (Note 33c.i)	1,980	3,636
Prepaid salaries	538	200
Advance to employee	96	30
Others	954	931
Total	8,287	7,982

Refer to Note 30 for details of related parties transactions.

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	June 30, 2019
				Share of		Share of other
	Percentage of	Beginning	Additions	net profit		comprehensive	Ending
	ownership	balance	(deductions)	(loss)	Dividend	income	balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,602	-	44	(11)	(7)	1,628
Indonusa[b]	20.00	210	-	-	-	-	210
Teltranet[c]	51.00	0	21	-	-	-	21
PT Integrasi Logistik
Cipta Solusi (“ILCS”)[d]	49.00	44	-	0	-	-	44
PT Graha Sakura
Nusantara (“GSN”)[e]	45.00	14	-	-	-	-	14
Cellum[f]	30.40	79	-	(5)	-	-	74
Jalin[g]	33.00	-	70	-	-	-	70
Others[h]	25.00-32.00	4	(1)	2	-	-	5
Sub-total		1,953	90	41	(11)	(7)	2,066
Other long-term
investment		519	105	-	-	-	624
Total long-term
investments		2,472	195	41	(11)	(7)	2,690

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for year 2019:

	Tiphone*	Indonusa**	Teltranet	ILCS	GSN	Cellum	Jalin	Others
Statements of financial position
Current assets	7,749	449	313	132	15	8	78	180
Non-current assets	742	310	117	41	168	38	187	599
Current liabilities	(1,557)	(572)	(192)	(84)	(4)	(21)	(36)	(669)
Non-current liabilities	(2,966)	(296)	(239)	-	(149)	(21)	(14)	(1,864)
Equity (deficit)	3,968	(109)	(1)	89	30	4	215	(1,754)

Statements of profit or loss and other
comprehensive income
Revenues	6,616	824	111	72	-	9	91	66
Operating expenses	(6,449)	(583)	(126)	(73)	(1)	(25)	(66)	(216)
Other income (expenses) including
finance costs - net	(84)	(39)	(9)	-	-	-	1	(24)
Profit (loss) before tax	83	202	(24)	(1)	(1)	(16)	26	(174)
Income tax benefit (expense)	(31)	(55)	4	-	-	-	(4)	-
Profit (loss) for the period	52	147	(20)	(1)	(1)	(16)	22	(174)
Other comprehensive income (loss)	27	(3)	-	-	-	-	-	-
Total comprehensive income (loss)
for the period	79	144	(20)	(1)	(1)	(16)	22	(174)

*using financial information as of March 31, 2019

**using financial information as of December 31, 2018

	2018
				Share of		Share of other
	Percentage of	Beginning	Additions	net profit		comprehensive		Ending
	ownership	balance	(deductions)	(loss)	Dividend	income	Impairment	balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,539	-	87	(9)	(15)	-	1,602
Indonusa[b]	20.00	221	-	(11)	-	-	-	210
Teltranet[c]	51.00	18	-	(19)	-	1	-	0
ILCS[d]	49.00	43	-	1	-	0	-	44
GSN[e]	45.00	14	-	0	-	-	-	14
Cellum[f]	30.40	-	84	(5)	-	-	-	79
Others[h]	25.00-32.00	4	-	0	0	0	-	4
Sub-total		1,839	84	53	(9)	(14)	-	1,953
Other long-term
investments		309	253	-	-	-	(43)	519
Total long-term
investments		2,148	337	53	(9)	(14)	(43)	2,472

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2018:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Cellum	Others
Statements of financial position
Current assets	7,615	449	269	132	184	22	201
Non-current assets	892	310	116	47	-	43	601
Current liabilities	(1,466)	(571)	(269)	(87)	154	(23)	(663)
Non-current liabilities	(3,062)	(297)	(138)	(2)	-	(20)	(1,863)
Equity (deficit)	3,979	(109)	(22)	90	338	22	(1,724)

Statements of profit or loss and other
comprehensive income
Revenues	29,228	824	206	164	5	22	95
Operating expenses	(28,117)	(583)	(264)	(162)	(5)	(46)	(233)
Other income (expenses) including
finance costs - net	(391)	(39)	(13)	1	1	(10)	(33)
Profit (loss) before tax	720	202	(71)	3	1	(34)	(171)
Income tax benefit (expense)	(137)	(55)	12	(1)	(0)	-	(1)
Profit (loss) for the year	583	147	(59)	2	1	(34)	(172)
Other comprehensive income (loss)	(63)	(3)	1	-	-	-	-
Total comprehensive income (loss)
for the year	520	144	(58)	2	1	(34)	(172)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of June 30, 2019 and December 31, 2018, the fair value of the investment amounted to Rp1,062 billion and Rp1,649 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of June 30, 2019 and December 31, 2018 amounting to Rp605 and Rp940 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2018 is as follows:

Assets	8,507
Liabilities	(4,528)
Net Assets	3,979
Group's proportionated share of net assets (24.00% in 2018)	955
Goodwill	647
Carrying amount of long-term invesment	1,602

bIndonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

cInvestment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet. The unrecognised share of losses in Teltranet for the year ended December 31, 2018 are Rp11 billion.

dILCS is engaged in providing E-trade logistic services and other related services.

eOn August 31, 2017, NSI and third party established GSN which engaged in real estate, residential and apartment marketing business.

fInvestment in Cellum is accounted for under the equity method, which covered by a conditional shares subsciption agreement between Metranet and Cellum in January 30, 2018. Cellum is a company which engaged in mobile payment and commerce services.

gJalin was previously a subsidiary. On June 19, 2019 the company sold 67% of its shares  (Note 1d).

hThe unrecognised share of losses in other investments cumulatively as of December 31, 2018 are Rp263 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ Translations	June 30, 2019
At cost:
Directly acquired assets
Land rights	1,626	14	10	-	(1)	1,649
Buildings	11,833	15	110	(4)	180	12,134
Leasehold improvements	1,375	-	44	(42)	80	1,457
Switching equipment	15,291	-	618	(10)	465	16,364
Telegraph, telex and data communication
equipment	1,586	-	-	-	-	1,586
Transmission installation and equipment	141,408	1,260	2,476	(2,476)	2,590	145,258
Satellite, earth station and equipment	11,972	-	66	(9)	(96)	11,933
Cable network	45,451	-	2,528	-	1,506	49,485
Power supply	17,864	5	495	(151)	567	18,780
Data processing equipment	14,265	7	376	(139)	760	15,269
Other telecommunication peripherals	3,423	-	580	-	-	4,003
Office equipment	2,142	14	76	(18)	9	2,223
Vehicles	641	2	51	(111)	-	583
Other equipment	94	-	-	-	-	94
Property under construction	4,876	81	7,671	(19)	(9,204)	3,405
Asset under finance lease
Transmission installation and equipment	5,603	-	-	-	-	5,603
Data processing equipment	1	-	-	-	-	1
Vehicles	578	2	-	-	-	580
Office equipment	16	-	26	(4)	14	52
CPE assets	22	-	-	-	-	22
Power supply	125	-	-	-	43	168
RSA assets	252	-	-	(163)	-	89
Total	280,444	1,400	15,127	(3,146)	(3,087)	290,738

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ Translations	June 30, 2019
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	3,405	1	270	(4)	(7)	3,665
Leasehold improvements	949	-	98	(38)	-	1,009
Switching equipment	10,550	-	716	(8)	23	11,281
Telegraph, telex and data communication
equipment	1,320	-	260	-	-	1,580
Transmission installation and equipment	74,247	253	5,665	(2,295)	(1,444)	76,426
Satellite, earth station and equipment	5,005	-	402	(9)	-	5,398
Cable network	12,185	-	1,046	-	126	13,357
Power supply	12,316	3	713	(144)	(9)	12,879
Data processing equipment	10,747	-	607	(61)	-	11,293
Other telecommunication peripherals	1,029	-	336	-	-	1,365
Office equipment	1,312	1	180	(14)	1	1,480
Vehicles	281	1	18	(110)	5	195
Other equipment	75	-	-	-	(3)	72
Asset under finance lease
Transmission installation and equipment	3,241	-	298	-	-	3,539
Data processing equipment	1	-	-	-	-	1
Vehicles	126	-	36	-	41	203
Office equipment	70	-	3	(3)	-	70
CPE assets	20	-	-	-	-	20
Power supply	73	-	-	-	-	73
RSA assets	244	-	-	(155)	-	89
Total	137,196	259	10,648	(2,841)	(1,267)	143,995
Net book value	143,248					146,743

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
At cost:
Directly acquired assets
Land rights	1,519	46	39	-	22	1,626
Buildings	9,802	43	67	(1)	1,922	11,833
Leasehold improvements	1,257	-	23	(24)	119	1,375
Switching equipment	18,463	-	818	(1,920)	(2,070)	15,291
Telegraph, telex and data communication
equipment	1,583	-	3	-	-	1,586
Transmission installation and equipment	133,797	-	3,266	(6,398)	10,743	141,408
Satellite, earth station and equipment	9,300	-	2,414	(3)	261	11,972
Cable network	47,155	-	5,887	(36)	(7,555)	45,451
Power supply	16,279	13	484	(187)	1,275	17,864
Data processing equipment	13,294	23	140	(540)	1,348	14,265
Other telecommunication peripherals	1,659	-	1,765	-	(1)	3,423
Office equipment	1,557	46	471	(18)	86	2,142
Vehicles	439	6	203	(1)	(6)	641
Other equipment	97	-	18	-	(21)	94
Property under construction	4,415	2	17,821	(23)	(17,339)	4,876
Asset under finance lease
Transmission installation and equipment	5,582	-	21	-	-	5,603
Data processing equipment	83	-	-	(82)	-	1
Vehicles	401	-	176	-	1	578
Office equipment	80	-	4	(68)	-	16
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	(90)	-	125
RSA assets	252	-	-	-	-	252
Total	267,251	179	33,620	(9,391)	(11,215)	280,444

	1 Januari 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2,880	-	513	(1)	13	3,405
Leasehold improvements	823	-	150	(24)	-	949
Switching equipment	14,553	-	1,307	(1,920)	(3,390)	10,550
Telegraph, telex and data communication
equipment	802	-	518	-	-	1,320
Transmission installation and equipment	69,240	-	10,958	(5,579)	(372)	74,247
Satellite, earth station and equipment	4,334	-	677	(3)	(3)	5,005
Cable network	17,864	-	2,076	(36)	(7,719)	12,185
Power supply	11,154	-	1,332	(177)	7	12,316
Data processing equipment	10,236	-	1,040	(519)	(10)	10,747
Other telecommunication peripherals	602	-	428	-	(1)	1,029
Office equipment	1,036	-	290	(18)	4	1,312
Vehicles	226	-	62	(1)	(6)	281
Other equipment	96	-	4	-	(25)	75
Asset under finance lease
Transmission installation and equipment	2,638	-	603	-	-	3,241
Data processing equipment	76	-	7	(82)	-	1
Vehicles	66	-	60	-	-	126
Office equipment	80	-	44	(54)	-	70
CPE assets	20	-	-	-	-	20
Power supply	120	-	43	(90)	-	73
RSA assets	234	-	10	-	-	244
Total	137,080	-	20,122	(8,504)	(11,502)	137,196
Net book value	130,171					143,248

a.	Gain on sale of property and equipment

	2019	2018
Proceeds from sale of property and equipment	564	250
Net book value	(208)	(207)
Gain on disposal or sale of property and equipment	356	43

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

b.Asset impairment

In 2014, the Group decided to cease its fixed wireless business, and accelerated the depreciation of its fixed wireless assets in 2015.

In 2017, the Company derecognised the fixed wireless asset which fully depreciated with acquisition cost of Rp3,193 billion.

As of December 31, 2018, the CGUs that independently generate cash inflows are fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2018.

c.Other

(i)

Interest capitalized to property under construction amounted to Rp51 billion and Rp116 billion for the six months period ended June 30, 2019 and 2018, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 2.86% to 4.9% and 2.35% to 2.69% for the six months period ended June 30, 2019 and 2018, respectively.

(ii)	No foreign exchange loss was capitalized as part of property under construction for the six months period ended June 30, 2019 and for the year ended December 31, 2018.

(iii)

As of June 30, 2019 and 2018, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp77 billion and Rp71 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2019 and 2018, the net carrying value of those assets of Rp13 billion and Rp4 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)

Since 2018 until 2019, Telkomsel decided to replace certain equipment units with net carrying amount of Rp26 billion, as part of its modernization program and accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the period ended June 30, 2019 amounting to Rp74 billion.

In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the six months period ended June 30, 2019 amounting to Rp364 billion and will increase in the profit before income tax for the year ending December 31, 2019 amounting to Rp274 billion (6 months).

In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The reduction in the depreciation expense for the year ended December 31, 2019 amounting to Rp637 billion. The change in useful lives will increase/(decrease) profit before income tax in future years as follows:

Years	Increase (Decrease)
2020	266
2021	18
2022	(106)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

c.	Others (continued)

(v)	Exchange of property and equipment

In 2019 and 2018, Telkomsel’s certain equipment units with net carrying amount of Rp788 billion and Rp777 billion, respectively, were exchanged with equipment from Ericsson AB, PT Ericsson Indonesia, PT Huawei Tech Investment, PT Nokia Solutions and Network Indonesia, and PT ZTE Indonesia. As of June 30, 2019, Telkomsel’s equipment units with net carrying amount of Rp996 billion are going to be exchanged and, therefore, these equipment were reclassified as “Assets held for sale” in the consolidated statements of financial position.

(vi)The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2019 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)

As of June 30, 2019, the Group’s property and equipment excluding land rights, with net carrying amount of Rp135,198 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp13,561 billion, US$38 million, HKD8 million, SGD205 million and MYR39 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)As of June 30, 2019, the percentage of completion of property under construction was around 32.11% of the total contract value, with estimated dates of completion until May 2020. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.i). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp8,855 billion have been pledged as collateral under lending agreements (Notes 15, 16c and 16d).

(x)As of June 30, 2019,  the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp52,578 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)In 2018,  the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp33,557 billion.

(xii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

Future minimum lease payments required for assets under finance leases are as follows:

Years	June 30, 2019	December 31, 2018
2019	994	1,049
2020	474	945
2021	772	781
2022	595	605
2023	254	254
Thereafter	130	130
Total minimum lease payments	3,219	3,764
Interest	(486)	(619)
Net present value of minimun lease payments	2,733	3,145
Current Maturities (Note 15b)	(786)	(807)
Long-term portion (Note 16)	1,947	2,338

The details of obligations under finance leases as of June 30, 2019 and December 31,2018 are as follows:

	June 30, 2019	December 31, 2018
PT Tower Bersama Infrastructure Tbk	981	1,089
PT Profesional Telekomunikasi Indonesia	829	930
PT Solusi Tunas Pratama	165	181
PT Putra Arga Binangun	142	159
PT Mandiri Utama Finance	130	186
PT Mitsubishi UFJ Lease & Finance Indonesia	87	103
PT Bali Towerindo Sentra	78	86
Others (each below Rp75 billion)	321	411
Total	2,733	3,145

10.   OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	June 30, 2019	December 31, 2018
Prepaid rental - net of current portion (Note 7)	2,660	2,662
Claim for tax refund - net of current portion (Note 25)	2,133	2,450
Frequency license - net of current portion (Note 7)	1,615	1,743
Prepaid income taxes - net of current portion (Note 25)	1,393	1,142
Deferred charges	594	474
Advances for purchases of property and equipment	399	387
Convertible bonds	215	213
Restricted Cash	170	183
Security deposit	164	173
Others	266	245
Total	9,609	9,672

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

Refer to Note 30 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2019	1,066	10,680	94	687	12,527
Additions	-	821	4	36	861
Acquisition	415	-	-	36	451
Deductions	-	(39)	(7)	(15)	(61)
Reclassifications/adjustments	(46)	53	6	6	19
Balance, June 30, 2019	1,435	11,515	97	750	13,797
Accumulated amortization and impairment
losses:
Balance, January 1, 2019	(29)	(6,896)	(81)	(489)	(7,495)
Amortization	-	(747)	(16)	(39)	(802)
Deductions	-	3	2	21	26
Reclassifications/translations	(7)	(79)	5	25	(56)
Balance, June 30, 2019	(36)	(7,719)	(90)	(482)	(8,327)
Net book value	1,399	3,796	7	268	5,470

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2018	680	8,387	84	635	9,786
Additions	-	2,328	14	19	2,361
Acquisition	422	1	2	-	425
Deductions	-	(51)	(11)	-	(62)
Reclassifications/translations	(36)	15	5	33	17
Balance, December 31, 2018	1,066	10,680	94	687	12,527
Accumulated amortisation and impairment
losses:
Balance, January 1, 2018	(29)	(5,714)	(71)	(442)	(6,256)
Amortisation	-	(1,226)	(9)	(49)	(1,284)
Deductions	-	51	4	-	55
Reclassifications/translations	-	(7)	(5)	2	(10)
Balance, December 31, 2018	(29)	(6,896)	(81)	(489)	(7,495)
Net book value	1,037	3,784	13	198	5,032

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010),  data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014),  MNDG (2015), Melon (2016), GSDm (2016), TSGN (2017), Nutech (2017),  SSI (2018), CIP (2018),  Telin Malaysia (2018), and PST (2019) (Note 1d).

(ii)

The amortisation is presented as part of “Depreciation and Amortisation” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortisation periods of software range from 1-6 years.

(iii)	As of June 30, 2019, the cost of fully amortised intangible assets that are still used in operations amounted to Rp4,682 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.  TRADE PAYABLES

The breakdown of trade payables is as follows:

	June 30, 2019	December 31, 2018
Related parties
Purchases of equipments, materials and services	831	804
Payables to other telecommunication providers	147	189
Sub-total	978	993

Third parties
Purchases of equipments, materials and services	11,950	10,874
Radio frequency usage charges, concession fees
and Universal Service Obligation (“USO”) charges	1,188	1,471
Payables to other telecommunication providers	1,531	1,428
Sub-total	14,669	13,773
Total	15,647	14,766

Trade payables by currency are as follows:

	June 30, 2019	December 31, 2018
Rupiah	13,406	11,726
U.S. dollar	2,182	2,978
Others	59	62
Total	15,647	14,766

Refer to Note 30 for details of related parties transactions.

13.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	June 30, 2019	December 31, 2018
Operation, maintenance and telecommunication services	8,997	8,013
General, administrative and marketing expenses	2,206	2,299
Salaries and benefits	1,592	2,219
Interest and bank charges	300	238
Total	13,095	12,769

Refer to Note 30 for details of related parties transactions.

14.UNEARNED INCOME

a.	Current portion of unearned income

	June 30, 2019	December 31, 2018
Prepaid pulse reload vouchers	4,150	4,374
Telecommunication tower leases	802	356
Other telecommunications services	333	284
Others	231	176
Total	5,516	5,190

b.	Non-current portion of unearned income

	June 30, 2019	December 31, 2018
Indefeasible Right of Use	309	258
Other telecommunications services	458	394
Total	767	652

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		June 30, 2019		December 31, 2018
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	1,397	-	956
Sub-total			1,397		956
Third parties
HSBC	Rp	-	925	-	317
	US$	0	4	0	4
DBS	Rp	-	727	-	699
	US$	1	12	1	13
MUFG Bank, Ltd
("MUFG Bank")	Rp	-	720	-	1,295

UOB	Rp	-	410	-	580
BCA	Rp	-	125	-	-
SCB	Rp	-	100	-	100
Bank CIMB Niaga	Rp	-	78	-	78
Others	Rp	-	19	-	1
Sub-total			3,120		3,087
Total			4,517		4,043

Other significant information relating to short-term bank loans as of June 30, 2019 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest rate	Interest rate per annum	Security
BNI
2014 - 2019	Metranet, Sigma[a], GSD[e]	Rp	525	July 10, 2019 - February 18, 2020	Monthly	9.00% - 9.50%	Trade receivables (Note 5) and property and equipment (Note 9)
2013 - 2019	Telkom Infratel, Infomedia[f], Sigma[e], MD Media	Rp	3,226	July 25, 2019 - January 31, 2020	Monthly	1 month JIBOR + 2.20% - 3.00%	Trade receivables (Note 5)
HSBC
2018	Metra, MD Media, PINS	Rp	650	July 2, 2019 - September 17, 2019	Monthly, Quarterly	1 month JIBOR + 0.60% - 0.70% 3 month JIBOR + 1.00%	None
2018	Sigma	US$	0.004	Juli 15, 2019	Monthly	13.12%	Trade receivables (Note 5)
2018	Sigma	Rp	600	Juli 15, 2019	Monthly	14.34%	Trade receivables (Note 5)
DBS
2018	Telkom Infratel, Infomedia	Rp	600	August 26, 2019 - February 29, 2020	Monthly	1 month JIBOR + 0.70%	None
2016	Nutech[e]	Rp	17	October 13, 2019	Monthly	10.50% - 11.00%	None
2016	Sigma[b,c]	US$	0.02	July 31, 2019	Semi-annually	3.25% (US$), 10.75% (Rp)	Trade receivables (Note 5)
MUFG Bank
2018	Infomedia, Metra	Rp	750	September 9, 2019 - September 27, 2019	Monthly	1 month JIBOR + 0.70% - 0.95%	None

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

(continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of June 30, 2019 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest rate	Interest rate per annum	Security
UOB
2016 - 2018	MD Media, Finnet[d]	Rp	800	July 23, 2019 - December 20, 2020	Monthly	1 month JIBOR + 2.00%	Trade receivables (Note 5)
BCA
2019	Telkom Infratel	Rp	125	September 30, 2019 - May 22, 202	Monthly	1 month JIBOR + 1.75%	None
SCB
2015	GSD[e]	Rp	100	September 26, 2019	Monthly	10.50%	None
Bank CIMB
Niaga
2013	GSD[e]	Rp	85	October 18, 2019	Monthly	10.90% - 11.50%	Trade receivables (Note 5) and property and equipment (Note 9)

               * In original currency

a Based on the latest amendment on December 21, 2017.

b Based on the latest amendment on December 5, 2018

c Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.

d  Based on the latest amendment on June 5, 2018.

e Unsettled loan will be automatically extended.

f  Based on the lates amendment on March 28, 2018 and July 6, 2018.

On February 26, 2018 the Company, Telkom Infratel and Infomedia signed a working capital loan agreement from DBS amounting to Rp600 billion. As of June 30, 2019 the unused facilities amounting to Rp125 billion.

On March 27, 2018, the Company, TII, Infomedia and Metra signed a working capital loan agreement from MUFG Bank amounting to Rp500 billion. As of June 30, 2019 the unused facilities amounting to Rp80 billion.

On April 8, 2019 the Company, Metra, MD Media and Metranet signed a working capital loan agreement from HSBC amounting to Rp1,000 billion. As of June 30, 2019 the unused facilities amounting to Rp915 billion.

a.	Current maturities of long-term borrowings

	Notes	June 30, 2019	December 31, 2018
Two-step loans	16a	198	198
Bonds and notes	16b	526	525
Bank loans	16c	5,458	4,472
Other borrowings	16d	402	294
Obligation under finance lease	9c.xiii	786	807
Total		7,370	6,296

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	June 30, 2019	December 31, 2018
Two-step loans	16a	652	751
Bonds and notes	16b	9,957	9,956
Bank loans	16c	29,521	18,753
Other borrowings	16d	3,539	1,950
Obligation under finance leases	9c.xiii	1,947	2,338
Total		45,616	33,748

Scheduled principal payments as of June 30, 2019 are as follows:

	Year
	Notes	Total	2020	2021	2022	2023	Thereafter
Two-step loans	16a	652	99	181	144	127	101
Bonds and notes	16b	9,957	2,490	477	2,198	-	4,792
Bank loans	16c	29,521	2,360	8,029	3,547	11,579	4,006
Other borrowings	16d	3,539	426	852	852	863	546
Obligation under
finance leases	9c.xiii	1,947	395	662	539	233	118
Total		45,616	5,770	10,201	7,280	12,802	9,563

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		June 30, 2019		December 31, 2018
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	4,223	555	4,607	602
	US$	11	153	13	188
	Rp	-	142	-	159
Total			850		949
Current maturities (Note 15b)			(198)		(198)
Long-term portion			652		751

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of June 30, 2019, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes

		June 30, 2019		December 31, 2018
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series A	Rp	-	262	-	262
Series B	Rp	-	200	-	200
Series C	Rp	-	296	-	296
MTN Syariah Ijarah I Telkom 2018
Series A	Rp	-	264	-	264
Series B	Rp	-	296	-	296
Series C	Rp	-	182	-	182
Total			10,495		10,495
Unamortized debt issuance cost			(12)		(14)
Total			10,483		10,481
Current maturities (Note 15b)			(526)		(525)
Long-term portion			9,957		9,956

i.	Bonds

2010

2010.
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on September 26, 2018, the trustee was changed to BTN.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of June 30, 2019, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (“Pefindo”) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of June 30, 2019 the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

As of June 30, 2019,  the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of June 30, 2019, the Company has complied with the above-mentioned ratios.

i.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for investment projects.

As of June 30, 2019, the rating of the MTN issued by Pefindo is idAAA (Triple A).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

ii.	MTN (continued)

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Debt Service Coverage is at least 125%

As of June 30, 2019, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

MTN Syariah Ijarah I Telkom Year 2018 (continued)

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  KSEI as the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of June 30, 2019, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Debt Service Coverage is at least 125%

As of June 30, 2019, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		June 30, 2019		December 31, 2018
		Outstanding		Outstanding
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	7,544	-	6,826
Bank Mandiri	Rp	-	1,858	-	1,248
BRI	Rp	-	10,652	-	4,546
Sub-total			20,054		12,620
Third parties
MUFG Bank	Rp	-	4,765	-	3,011
	US$	9	126	10	144
Syndication of banks	Rp	-	1,500	-	1,750
	US$	37	523	37	532
Citibank	Rp	-	750	-	1,000
PT Bank Central Asia Tbk (“BCA”)	Rp	-	1,812	-	740
UOB Singapore	US$	44	625	49	710
BTPN	Rp	-	644	-	661
Bank CIMB Niaga	Rp	-	409	-	462
ANZ	Rp	-	440	-	440
UOB	Rp	-	393	-	428
DBS	Rp	-	699	-	379
PT Bank ICBC Indonesia ("ICBC")	Rp	-	181	-	204
Exim Bank of Malaysia Berhad	MYR	16	54	23	81
Japan Bank for International
Cooperation ("JBIC")	US$	-	-	3	45
HSBC	Rp	-	1,000	-	-
Bank of China	Rp	-	1,000	-	-
Others	Rp	-	28	-	33
	MYR	12	41	13	46
Sub-total			14,990		10,666
Total			35,044		23,286
Unamortized debt issuance cost			(65)		(61)
			34,979		23,225
Current maturities (Note 15b)			(5,458)		(4,472)
Long-term portion			29,521		18,753

*Previously Sumitomo, the merger of BTPN and Sumitomo is effectively on February 1, 2019.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of June 30, 2019  is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI
2018 - 2019	GSD, The Company	Rp	2,342	17	2018 - 2021	Monthly, Quarterly	8.75%, 9.00%	Trade receivables (Note 5), all assets
2013 - 2018	The Company, Telkomsel[a], GSD, TLT, Sigma, Dayamitra, Telkom Infratel, Telkom Akses, Metra	Rp	12,606	1,779	2016 - 2033	Monthly, Quarterly	3 months JIBOR + 1.70% - 2.50%; 1 month JIBOR + 2.20% - 3.00%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)
Bank Mandiri
2016 - 2018	The Company, Telkomsel[a,b], Balebat, Telkomsat	Rp	8,750	20	2017 - 2024	Monthly, Quarterly	8.50%, 8.75%, 9.00%, 9.50%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)
2017 - 2019	GSD, TII, Dayamitra, Tekomsel, The Company	Rp	3,620	-	2019 - 2025	Quarterly	3 months JIBOR + 1.85%	None
BRI
2019	The Company	Rp	2,000	-	2021 - 2026	Quarterly	9.00%	All assets
2017 - 2019	The Company, Dayamitra, GSD	Rp	1,253	95	2019 - 2025	Quarterly	3 months JIBOR + 1.85% - 2.70%	Property and equipment (Note 9)
MUFG Bank
2015 - 2018	GSD, Metra, Infomedia, Dayamitra, Telkomsel	Rp	5,200	196	2016 - 2025	Quarterly	3 months JIBOR + 1.43% - 2.25%	Property and equipment (Note 9) and lease agreement
2018	TII	US$	0.01	0.001	2019 - 2022	Semi-annually	6 months LIBOR + 1.25%	None
Syndication
of Banks
2015	The Company, GSD	Rp	3,000	250	2016 - 2022	Quarterly	3 months JIBOR + 2.00%	All Assets
2018	TII	US$	0.09	-	2019 - 2024	Quarterly	6 months LIBOR + 1.25%	None
Citibank
2018	The Company	Rp	1,000	-	2019 - 2020	Quarterly	8.50%	None
BCA
2018	PST	Rp	740	75	2018 - 2024	Monthly	10.00%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)

2017 - 2018	Metra, Dayamitra, Telkom Infratel	Rp	870	21	2018 - 2025	Quarterly	3 months JIBOR + 1.50% - 1.85%	Property and equipment (Note 9)
UOB Singapore
2016	TII	US$	0.06	-	2019 - 2024	Quarterly	3 months JIBOR + 1.50%	None

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of June 30, 2019 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BTPN
2015 - 2019	GSD, Metra, Infomedia, Dayamitra,TII	Rp	1,309	107	2016 - 2023	Quarterly	3 months JIBOR + 1.44% - 2.15%	None
Bank CIMB
Niaga
2011	GSD	Rp	78	4	2011 - 2021	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
2017	GSD, Metra	Rp	495	48	2018 - 2023	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015 - 2017	GSD, PINS	Rp	750	-	2020 - 2022	Quarterly	3 months JIBOR + 2.00%	None
UOB
2016	Dayamitra	Rp	500	36	2018 - 2024	Quarterly	3 months JIBOR + 2.20%	Property and equipment (Note 9)
DBS
2016 - 2017	Nutech, Telkomsat	Rp	136	17	2017 - 2022	Monthly, Quarterly	11.00%, 9.18%	Trade receivables (Note 5) and Property and equipment (Note 9)
2017 - 2019	PINS, Dayamitra	Rp	775	38	2018 - 2026	Quarterly	3 months JIBOR + 1.50%	None
ICBC
2017	GSD	Rp	272	23	2017 - 2023	Quarterly	3 months JIBOR + 2.36%	Trade receivables (Note 5) and Property and equipment (Note 9)
Exim Bank of
Malaysia
Berhard
2016	TSGN	MYR	0.06	0.007	2017 - 2020	Monthly	ECOF + 1.89%	None

HSBC
2019	Telkomsel	Rp	1,000	-	2019 - 2021	Quarterly	3 months JIBOR + 0.60%	None
Bank of
China
2018 - 2019	Telkomsel	Rp	1,000	-	2019 - 2021	Quarterly	3 months JIBOR + 0.60%	None

*  In original currency

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of June 30, 2019 Telkomsel has complied with the above covenants.

b    Based on the latest amendment on December 11, 2018.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.    LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of June 30, 2019, the Group has complied with all covenants or restrictions, except for certain loans. As of June 30, 2019, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

On March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with BTPN,  MUFG Bank, ANZ, and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into BTPN and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion. As of June 30, 2019 the unused facilities for BTPN,  MUFG Bank, and ANZ amounted to Rp82.5 billion, Rp82.5 billion, and Rp60 billion, respectively.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of June 30, 2019, the unused facility for Bank Mandiri amounted to Rp5 billion.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank,  BTPN, DBS, Bank CIMB Niaga, and BCA amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement replaced PINS. As of June 30, 2019, the unused facilities for MUFG Bank,  BTPN, DBS, Bank CIMB Niaga, and BCA amounted to Rp79 billion, Rp79 billion, Rp420 billion, Rp20 billion, and Rp564 billion, respectively.

On March, 27, 2018, the Company, Dayamitra and TII entered into several credit agreements with BNI, BRI, Bank Mandiri, MUFG Bank, and BTPN amounting to Rp825 billion, Rp200 billion, Rp775 billion, Rp800 billion, and Rp628 billion. As of June 30, 2019, the unused facilities for BTPN amounting to Rp538 billion.

On June 19, 2019, the Company and Dayamitra entered into a credit agreement with BNI amounting to Rp2,160 billion and Rp840 billion, respectively. As of June 30, 2019, the unused facility for BNI amounting to Rp2,800 billion.

On May 23, 2019, The Company entered into a credit agreement with BRI amounting to Rp2,000 billion. As of June 30, 2019, the unused facility for BRI amounting to Rp1,300 billion.

The credit facilities were obtained by the Group for working capital purposes.

d.	Other borrowing

		Outstanding
Lenders	Currency	30 Juni 2019	31 Desember 2018
SMI
Unamortized debt issuance cost	Rp	3,950	2,250
Total		(9)	(6)
Current maturities (Note 15b)		3,941	2,244
Long-term portion		(402)	(294)
		3,539	1,950

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowing (continued)

i.Dayamitra

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security

SMI
October 12, 2016	Dayamitra	Rp	700	50	Semi-	3 months	Property and equipment
					annually	JIBOR+1.85%	(Note 9)
					(2018-2024)
March 29, 2017	Dayamitra	Rp	600	43	Semi-	3 months	Property and equipment
					annually	JIBOR+1.85%	(Note 9)
					(2018-2024)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of June 30, 2019, Dayamitra has complied with the above-mentioned ratios.

ii.The Company

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security

SMI
November 14, 2018	The Company	Rp	1,000	-	Semi-	8.35%	None
					annually
					(2019-2023)
March 29, 2019	The Company	Rp	2,273	-	Quarterly	8.49%	None
					(2020-2024)

Under the agreement, The Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Minimal debt service coverage at least 125%.

   As of June 30, 2019,  The Company has complied with the above-mentioned ratios.

iii.Telkomsat

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security

SMI
March 29, 2019	Telkomsat	Rp	164	-	Semi-	8.49%	None
					annually
					(2020-2024)

Under the agreement, The Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Minimal debt service coverage at least 125%.

As of June 30, 2019, The Company has complied with the above-mentioned ratios.

On March 29, 2019, The Company, Telkomsat, and Telkom Infratel  entered into a credit agreement with PT Sarana Multi Infrastruktur (“SMI”) amounting to Rp2,273 billion, RP164 billion, and Rp563 billion, respectively. As of June 30, 2019, the unused facility for SMI amounting to Rp1,206 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

17.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	June 30, 2019	December 31, 2018
Non-controlling interests in net assets of subsidiaries:
Telkomsel	13,844	17,899
GSD	256	212
Metra	149	171
TII	110	111
Dayamitra	37	-
Total	14,396	18,393

	2019	2018
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	4,434	4,103
Metra	4	2
TII	(3)	2
GSD	(15)	2
Dayamitra	0	-
Total	4,420	4,109

Material partly-owned subsidiary

As of June 30, 2019 and December 31, 2018, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statement of financial position

	June 30, 2019	December 31, 2018
Current assets	17,022	16,836
Non-current assets	64,300	65,814
Current liabilities	(22,208)	(20,737)
Non-current liabilities	(19,556)	(10,767)
Total equity	39,558	51,146
Attributable to:
Equity holders of parent company	25,714	33,247
Non-controlling interest	13,844	17,899

Summarized statements of profit or loss and other comprehensive income

	2019	2018
Revenues	45,121	42,742
Operating expenses	(28,005)	(27,192)
Other income - net	(88)	49
Profit before income tax	17,028	15,599
Income tax expense - net	(4,358)	(3,877)
Profit for periode from continuing operations	12.670	11,722
Other comprehensive income - net	-	-
Net comprehensive income for periode	12.670	11,722

Attributable to non-controlling interest	4,434	4,103
Dividend paid to non-controlling interest	8,490	10,105

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

17.   NON-CONTROLLING INTERESTS (continued)

Summarized statements of cash flows

	2019	2018
Operating activities	21,879	18,183
Investing activities	(6,547)	(7,342)
Financing activities	(15,557)	(12,237)
Net decrease in cash and cash equivalents	(225)	(1,396)

CF

18.CAPITAL STOCK

	June 30, 2019
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,976,270,580	5.02	249
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Harry Mozarta Zen	474,692	0	0
Faizal R. Djoemadi	126,800	0	0
Bogi Witjaksono	55,000	0	0
Edi Witjara	32,500	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,481,745,973	42.89	2,124
Total	99,062,216,600	100.00	4,953

	December 31, 2018
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	4,944,921,880	4.99	247
Commissioners (Note 1b):
Hendri Saparini	654,505	0	0
Rinaldi Firmansyah	454,113	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	1,683,359	0	0
Herdy Rosadi Harman	1,514,720	0	0
Abdus Somad Arief	1,515,022	0	0
Dian Rachmawan	1,575,562	0	0
Harry Mozarta Zen	689,492	0	0
David Bangun	1,000	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,506,852,846	42.92	2,126
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.   ADDITIONAL PAID-IN CAPITAL

	June 30, 2019	December 31, 2018
Proceeds from sale of 933,333,000 shares in excess of
par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares
under the treasury stock plan phase I	544	544
Excess of value over cost of selling 215,000,000 shares
under the treasury stock plan phase II	576	576
Difference in value arising from restructuring transactions
between entities under common control	478	478
Excess of value over cost of treasury stock transferred to
employee stock ownership program	228	228
Excess of value over cost of selling 22,363,000 shares
under the treasury stock plan phase III	36	36
Excess of value over cost of selling 864,000,000 shares
under the treasury stock plan phase IV	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Reduction additional paid in capital as a result of
cancellation treasury stock	(2,454)	(2,454)
Differences from acquisition of non-controlling interest	(22)	(22)
Differences from divestment of subsidiary	239	-
Net	2,694	2,455

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of June 30, 2019 and December 31, 2018, the accumulated development of the related infrastructure amounting to  Rp537 billion, respectively.

20.  OTHER EQUITY

	June 30, 2019	31 December 2018
Translation adjustment	627	673
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	52	48
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	37
Total	465	507

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.    REVENUES

	2019	2018
Telephone revenues
Cellular	12,872	15,573
Fixed lines	2,645	3,118
Total telephone revenues	15,517	18,691
Interconnection revenues	3,300	2,363
Data, internet, and information technology service
revenues
Cellular internet and data	26,885	20,197
Internet, data communication, and information
technology services	12,168	11,414
Short Messaging Services (“SMS”)	3,701	4,868
Pay TV	1,015	831
Others	460	300
Total data, internet and information technology
service revenues	44,229	37,610
Network revenues	938	654
Other revenues
CPE and terminal	1,210	978
Sales of peripherals	865	963
Telecommunication tower leases	569	432
Call center service	363	249
E-health	252	263
E-payment	291	217
Others	1,811	1,948
Total other revenues	5,361	5,050
Total revenues	69,345	64,368

te.22.1.Revenues_Eng

The detail of net revenues received by the Group from agency relationships for the six months ended as June 30, 2019 and 2018 are as follows:

	2019	2018
Gross revenues	28,004	20,725
Compensation to value added service providers	(1,119)	(528)
Net revenues	26,885	20,197

Refer to Note 30 for details of related parties transactions.

22.PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2019	2018
Salaries and related benefits	4,135	4,505
Vacation pay, incentives and other benefits	1,602	1,378
Pension benefit, other employee benefit and
other post-employment benefit cost (Note 28)	626	810
Long Service Awards ("LSA") expense (Note 29)	76	70
Others	49	272
Total	6,488	7,035

Refer to Note 30 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

23.   OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2019	2018
Operation and maintenance	12,773	11,654
Radio frequency usage charges (Note 33c.i)	2,836	2,716
Leased lines and CPE	2,454	3,628
Concession fees and USO charges	1,184	1,090
Cost of sales of handset (Note 6)	865	1,074
Electricity, gas and water	535	495
Cost of SIM cards and vouchers (Note 6)	312	423
Tower leases	237	231
Others	594	572
Total	21,790	21,883

Refer to Note 30 for details of related parties transactions.

24.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2019	2018
Provision for impairment of receivables (Note 5d)	1,112	1,188
General expenses	949	1,051
Professional fees	272	225
Training, education and recruitment	206	228
Travelling	185	207
Meeting	128	120
Social contribution	99	55
Collection expenses	93	58
Others	170	162
Total	3,214	3,294

Refer to Note 30 for details of related parties transactions.

25.TAXATION

a.Claims for tax refund

	June 30, 2019	December 31, 2018
The Company
Corporate Income Tax	494	494
Value Added Tax ("VAT")	1,063	1,119
Subsidiaries
Corporate income tax	179	406
VAT	1,195	1,027
Total claims for tax refund	2,931	3,046
Current portion	(798)	(596)
Non-current portion (Note 10)	2,133	2,450

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

b.Prepaid taxes

	June 30, 2019	December 31, 2018
The Company:
Income Tax
Article 23 - Witholding tax on service delivery	-	63
VAT	1,274	1,048
Subsidiaries:
Corporate Income Tax	-	14
Income Tax
Article 22 - Withholding tax on goods delivery
and imports	1	-
Article 23 - Witholding tax on service delivery	317	1
Article 25 - Installment of corporate income tax	143	-
VAT	2,093	2,765
Total prepaid taxes	3,828	3,891
Current portion	(2,435)	(2,749)
Non-current portion (Note 10)	1,393	1,142

c.Taxes payable

	June 30, 2019	December 31, 2018
The Company:
Income taxes
Article 4 (2) - Final tax	30	18
Article 21 - Individual income tax	146	47
Article 22 - Withholding tax on goods delivery
and imports	2	3
Article 23 - Withholding tax on services	165	36
Article 25 - Installment of corporate income tax	6	1
Article 26 - Withholding tax on non-resident
income	1,012	3
Article 29 - Corporate income tax	475	-
VAT - Tax collector	230	334
	2,066	442
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	63	75
Article 21 - Individual income tax	95	113
Article 22 - Withholding tax on goods delivery
and imports	1	5
Article 23 - Withholding tax on services	87	110
Article 25 - Installment of corporate income tax	710	14
Article 26 - Withholding tax on non-resident
income	3	7
Article 29 - Corporate income tax	1,177	389
VAT	585	25
	2,721	738
Total taxes payable	4,787	1,180

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows:

	2019	2018
Current
The Company	716	41
Subsidiaries	4,642	4,392
	5,358	4,433
Deferred
The Company	10	134
Subsidiaries	(28)	(185)
	(18)	(51)
Net income tax expense	5,340	4,382

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2019	2018
Profit before income tax	20,838	17,189
Less: income subject to final tax - net	(1,443)	(628)
	19,395	16,561

Income tax expense calculated at the Company’s
applicable statutory tax rate of 20%	3,879	3,312
Difference in applicable statutory tax rate for
subsidiaries	828	810
Non-deductible expenses	341	252
Final income tax expense	48	46
Deferred tax assets that cannot be utilized - net	-	(118)
Others	244	80
Net income tax expense	5,340	4,382

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the six months period ended June 30, 2019 and 2018 are as follows:

	2019	2018
Profit before income tax	20,838	17,189
Add back consolidation eliminations	12,555	11,090
Consolidated profit before income tax and eliminations	33,393	28,279
Less: profit before income tax of the subsidiaries	(21,493)	(19,360)
Profit before income tax attributable to the Company	11,900	8,919
Less: income subject to final tax	(320)	(285)
	11,580	8,634

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

	2019	2018
Temporary differences:
Provision for impairment and trade receivables
written-off	781	505
Deferred installation fee	77	50
Other provisions	151	(58)
Provision for personnel expenses	(271)	(896)
Net periodic pension and other post-retirement
benefits costs	(150)	96
Depreciation and gain on sale of property
and equipment	(110)	30
Finance leases	(8)	(6)
Net temporary differences	470	(279)
Permanent differences:
Donations	107	68
Net periodic post-retirement health care benefit costs	101	177
Employee benefits	95	125
Equity in net income of associates and subsidiaries	(8,723)	(8,261)
Others	(281)	124
Net permanent differences	(8,701)	(7,767)
Compensation of fiscal loss	-	(588)
Taxable income of the Company	3,349	-
Current corporate income tax expense	670	-
Final income tax expense	46	41
Total current income tax expense of the Company	716	41
Current income tax expense of the subsidiaries	4,642	4,392
Total current income tax expense	5,358	4,433

Tax Law No. 36/2008 with implementing rules under Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the years ended December 31, 2018 and 2017,  the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the six months period ended June 30, 2019 and 2018. The subsidiaries applied the tax rate of 25% for the six months ended June 30, 2019 and 2018.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessment

(i)The Company

On November 15, 2013, the Company received Tax Underpayment Assessment Letters  (“SKPKBs”) for the underpayment of VAT for the period January  to September and November 2007 amounting to Rp142 billion.  On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognised as claim for tax refund. On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to Rp5 billion has been compensated to tax collection letter (”STP”) for withholding tax article 21 and SKPKBs of VAT on tax collected and self-assessed offshore VAT.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to Supreme Court (“SC”). In September and November 2018, the Company received the verdict from the SC as the result of the tax audit for tax period June to August and November 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict. In January, February and March 2019, the Company received the SC’s verdicts as the result of the tax audit for tax period January to April and September 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review for tax period May 2007 is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognised as claim for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection. On January 20, 2016, the Company filed an appeal on the decision of its objection.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On April 4 and 5, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the tax period January and September to December 2011. Tax Court rejected the Company’s appeal for the tax period February to August 2011, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review. On October 15, 2018, the Company received a notification from Tax Court that Tax Authorities field a request for judicial review for the tax period January and September to December 2011. On November 13, 2018, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to SC for the tax period January and September to December 2011. In November 2018, the Company received a notification from Tax Court that Tax Authorities field a contra memorandum for judicial review for the tax period February to August 2011. As of June 2019, the Company has received a copy of the SC’s verdict .The verdict stated that the SC granted the Company’s appeal request for tax period February, March, May and June 2011 and rejected the Tax Authorities’s request for tax period November and December 2011.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of  Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4(2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statement of profit or loss and other comprehensive income. The Company filed an objection regarding to the remaining assessments on November 16, 2016.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On October 19, 2017, the Tax Authorities issued Decision Letter on Company’s objections, wherein the Tax Authorities has reduced Company’s underpayment. Based on Decision Letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4(2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued Decision Letter on Company’s objection, wherein the Tax Authorities has reduced Company’s underpayment for VAT from the tax period January to December 2012 totaling to Rp429.3 billion (including penalty of Rp141.2 billion). On January, 17 and 26, 2018, the Company filed an appeal and has taken series of appeal hearings. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company is still waiting the result of appeal process.

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion(including penalty of Rp4 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55 billion (including penalty of Rp17 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected and STP for VAT on tax collected totaling to Rp26 billion. The accepted portion was charged to the 2017 consolidated financial statement of profit or loss and other comprehensive income.

On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion. On May 3 and 22, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54 billion and granted all the Company’s objection.  On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still ongoing.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for tax periods January to December 2016 regarding overpayment of corporate income tax amounting to Rp114.4 billion. On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp557 million (including penalty of Rp180 million)  and SKPLB of VAT amounting to Rp923 billion.  The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 and correction of VAT In totaling to Rp10.5 billion, STP for VAT on tax collected amounting to Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the consolidated financial statement of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151 billion and STP for VAT amounting to Rp30.3 billion. On March 11, 2019, the Tax Authorities issues d decree on the Company's objection, in which the Tax Authorities granted all Company’s objections and increased the amount of excess pay for the tax period from January to April 2016. Subsequently, in May 2019, the Tax Authorities issued Decision Letter on Company’s objection, wherein the Tax Authorities has granted all the Company’s objections for tax period May to December 2016.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period December and November 2014 regarding claim for tax refund overpayment of VAT correction for tax period November and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively. On July 25 and September 7, 2018, the Company received SKPLB for tax period December and November 2014. On August 24, 2018, the Company received tax refund amounting to Rp122.5 billion for December 2014 period. In October 2018, the Company received tax refund amounting to Rp80.8 billion and for the remaining balance amounting to Rp3.6 billion has been compensated to SKPKBs for self-assessed offshore VAT for tax period March, April and June 2015, STP for VAT for tax period November 2014, and other tax assessment letters.

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period 2017 for all taxes. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still ongoing.

(ii)	Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund. On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC. On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016. In April 2017, Tax Authorities has granted Telkomsel’s claim on interest income will be compensate against corporate income tax installment for the period of April 2017. In July 2018, Telkomsel received the official verdict from the SC which rejected the Tax Authorities request.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessment (continued)

(ii)	Telkomsel (continued)

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognised the tax penalty of Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. On August 8, 2018, the SC accepted Telkomsel’s request. On February 18, 2019, Telkomsel received Surat Pelaksanaan Putusan Peninjauan Kembali (“SP2PK”) from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion. On March 25, 2019, the Company received SP2PK payment from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion.

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed a request for judicial reviews to the SC for cases relating to corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017. As of the date of approval and authorization for issuance of these consolidated financial statements, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’s request for VAT case amounting to Rp1.1 billion.

On July 28, 2016 and March 24, 2017,  Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. On May 27, 2019, Telkomsel received tax audit findings notification for the 2015 fiscal year from Tax Authorities amounting to Rp459 billion (including penalty of Rp153 billion) and conservatively accepted the amount of Rp380 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, Telkomsel has not received the tax underpayment assessment letter officially. On May 31, 2019, Telkomsel received the tax underpayment assessment letter and tax collection letter for the 2014 fiscal year amounting to Rp150.6 billion (inclusing penalty of Rp54.6 billion). Subsequently, Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019. As of the date of approval and authorization for the issuance of these consolidated financial statements, Telkomsel still assessed for remaining amount of Rp134.1 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	June 30,
	2018	or loss	income	reclassification	2019
The Company
Deferred tax assets:
Provision for impairment of receivables	632	156	-	-	788
Net periodic pension and other
post-employment benefit costs	663	(30)	-	-	633
Difference between accounting and tax
bases of property and equipment	420	(126)	-	-	294
Provision for employee benefits	215	(64)	-	-	151
Accrued expenses and provision for
inventory obsolescence	79	33	-	-	112
Deferred installation fee	92	15	-	-	107
Land rights, intangible assets and others	9	7	-	-	16
Total deferred tax assets	2,110	(9)	-	-	2,101
Deferred tax liabilities:
Finance leases	(1)	(1)	-	-	(2)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(12)	(1)	-	-	(13)
Deferred tax assets of the Company - net	2,098	(10)	-	-	2,088
Deferred tax assets of the other
subsidiaries - net	406	37	-	(92)	351
Telkomsel
Deferred tax assets:
Provision for employee benefits	641	56	-	-	697
Provision for impairment of receivables	270	75	-	-	345
Total deferred tax assets	911	131	-	-	1,042
Deferred tax liabilities:
Finance leases	(896)	(99)	-	-	(995)
Difference between accounting and tax
bases of property and equipment	(616)	(39)	-	-	(655)
License amortization	(118)	(13)	-	-	(131)
Total deferred tax liabilities	(1,630)	(151)	-	-	(1,781)
Deferred tax liabilities of Telkomsel - net	(719)	(20)	-	-	(739)
Deferred tax liabilities of the other
subsidiaries - net	(533)	11	-	-	(522)
Total deferred tax liabilities - net	(1,252)	(9)	-	-	(1,261)
Total deferred tax assets - net	2,504	27	-	(92)	2,439

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

f.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	June 30,
	2017	or loss	income	reclassification	2018
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	1,102	27	(466)	-	663
Provision for impairment of receivables	594	38	-	-	632
Difference between accounting and tax bases
of property and equipment	240	180	-	-	420
Provision for employee benefits	247	(32)	-	-	215
Deferred installation fee	74	18	-	-	92
Accrued expenses and provision for inventory
obsolescence	43	36	-	-	79
Land rights, intangible assets and others	(1)	10	-	-	9
Fiscal loss	172	(172)	-	-	-
Total deferred tax assets	2,471	105	(466)	-	2,110
Deferred tax liabilities:
Finance leases	1	(2)	-	-	(1)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(10)	(2)	-	-	(12)
Deferred tax assets of the Company - net	2,461	103	(466)	-	2,098
Deferred tax assets of the other
subsidiaries - net	343	76	(8)	(5)	406
Telkomsel
Deferred tax assets:
Provision for employee benefits	677	83	(119)	-	641
Provision for impairment of receivables	184	86	-	-	270
Total deferred tax assets	861	169	(119)	-	911
Deferred tax liabilities:
Finance leases	(561)	(335)	-	-	(896)
Difference between accounting and tax bases
of property and equipment	(552)	(64)	-	-	(616)
License amortisation	(225)	107	-	-	(118)
Total deferred tax liabilities	(1,338)	(292)	-	-	(1,630)
Deferred tax liabilities of Telkomsel - net	(477)	(123)	(119)	-	(719)
Deferred tax liabilities of the other
subsidiaries - net	(456)	(50)	(5)	(22)	(533)
Total deferred tax liabilities - net	(933)	(173)	(124)	(22)	(1,252)
Total deferred tax assets - net	2,804	179	(474)	(5)	2,504

As of June 30, 2019 and December 31, 2018, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognised were Rp23,706 billion and Rp31,461 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.  Administration

From 2008 to 2018, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2018, the Company calculates the deferred tax using the tax rate of 20%.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

g.  Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 -  PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No.  39/PMK.03/2018, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

26.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp11,078 billion and Rp8,698 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the six months period ended June 30, 2019 and 2018, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp111.83 and Rp87.80 (in full amount) for the six months period ended June 30, 2019 and 2018, respectively.

The Company does not have potentially dilutive financial investments for the six months period ended June 30, 2019 and 2018.

27.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 54 dated  April 27, 2018 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2017 amounting to Rp13,287 billion (Rp134.13 per share) and Rp3,322 billion (Rp33.53 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 133 dated  May 24, 2019 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2018 amounting to Rp10,819 billion (Rp109.2 per share) and Rp5,410 billion (Rp54.61 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of June  30, 2019 and December 31, 2018 amounting to Rp15,337 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	June 30, 2019	December 31, 2018
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	28a.i.a
Defined pension benefit obligation	28a.i.a.i	1,155	1,057
Additional pension benefit obligation	28a.i.a.ii	6	6
The Company - unfunded	28a.i.b	1,613	1,830
Telkomsel	28a.ii	1,701	1,541
Telkomsat		0	0
MD Media		0	0
Projected pension benefit obligations		4,475	4,434
Net periodic post-employment health care
benefit	28b	297	195
Other post-employment benefit	28c	388	419
Obligation under the Labor Law	28d	557	507
Total		5,717	5,555

The details of net pension benefit expense recognised in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2019	2018
Pension benefit cost
The Company - funded	28a.i.a
Defined pension benefit obligation	28a.i.a.i	193	263
Additional pension benefit obligation	28a.i.a.ii	-	35
The Company - unfunded	28a.i.b	82	99
Telkomsel	28a.ii	160	174
Total pension benefit cost	22	435	571
Net periodic post-employment health care
benefit cost	22,28b	102	177
Other post-employment benefit cost	22,28c	16	16
Obligation under the Labor Law	22,28d	73	46
Total		626	810

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost

i.The Company

a.Funded pension plan

i.Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounting to Rp104 billion for the six months period ended June 30, 2019. The Company did not make contributions to the pension fund for the year ended December 31, 2018.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognised in the consolidated statements of financial position as of June 30, 2019 and December 31, 2018,  under the defined benefit pension plan:

	June 30, 2019	December 31, 2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	20,121	22,354
Charged to profit or loss:
Service costs	129	384
Interest costs	800	1,459
Pension plan participants’ contributions	17	38
Actuarial losses (gain) recognized in OCI	655	(2,691)
Pension benefits paid	(733)	(1,423)
Projected pension benefit obligations at
end of year	20,989	20,121

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,064	20,814
Interest income	762	1,357
Return on plan assets (excluding amount
included in net interest expense)	655	(1,455)
Employer’s contributions	104	-
Pension plan participants’ contributions	17	38
Pension benefits paid	(733)	(1,423)
Provision of additional benefit	-	(205)
Plan administration cost	(35)	(62)
Fair value of pension plan assets at
end of period	19,834	19,064
Projected pension benefit obligations at
end of period	1,155	1,057

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost (continued)

i.The Company (continued)

a.Funded pension plan (continued)

i.Defined pension benefit obligation (continued)

As of June 30, 2019 and December 31, 2018, plan assets consist of:

	June 30, 2019		December 31, 2018
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	951	-	873	-
Equity instruments:
Finance	1,713	-	1,456	-
Consumer goods	1,197	-	1,336	-
Infrastructure, utilities and
transportation	576	-	530	-
Construction, property and
real estate	225	-	199	-
Basic industry and chemical	97	-	124	-
Trading, service and
investment	463	-	420	-
Mining	167	-	112	-
Agriculture	46	-	55	-
Miscellaneous industries	333	-	362	-
Equity-based mutual fund	1,105	-	1,336	-
Fixed income instruments:
Corporate bonds	-	5,646	-	5,267
Government bonds	6,368	-	6,166	-
Mutual funds	92	-	54	-
Non-public equity:
Direct placement	-	298	-	288
Property	-	174	-	178
Others	-	384	-	308
Total	13,333	6,502	13,023	6,041

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp375 billion and Rp372 billion, representing 1.89% and 1.95% of total plan assets as of June 30, 2019 and December 31, 2018, respectively, and bonds issued by the Company with fair value totalling to Rp331 billion and Rp314 billion representing 1.67% and 1.65% of total plan assets as of June 30, 2019 and December 31, 2018, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,127 billion and Rp(158) billion for the six months period ended June 30, 2019 and for the year ended December 31, 2018, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of June 30, 2019, Dapen’s FSR is below 105%. Therefore, the Company will make contributions to the defined benefit pension plan in 2019.

Based on the Company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits in the form of additional benefit in 2017 amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost (continued)

i.The Company (continued)

a.Funded pension plan (continued)

i.Defined pension benefit obligation (continued)

The movement at the projected pension benefit obligations for the six months period ended June 30, 2019 and for the year ended December 31, 2018 are as follow:

	June 30, 2019	December 31, 2018
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	1,057	1,540
Net periodic pension benefit cost	202	548
Provision of additional benefit	-	205
Employer’s contributions	(104)	-
Actuarial losses (gain) recognized in OCI	655	(2,691)
Return on plan assets (excluding amount
(included in net interest expense)	(655)	1,455
Projected pension benefit obligations at
end of periode	1,155	1,057

The components of net periodic pension benefit cost for the six months period ended June 30, 2019  and 2018 are as follow:

	2019	2018
Service costs	129	192
Plan administration cost	38	35
Net interest cost	35	51
Net periodic pension benefit cost	202	278
Amount charged to subsidiaries under
contractual agreements	(9)	(15)
Net periodic pension benefit cost less
cost charged to subsidiaries	193	263

Amounts recognised in OCI for the six months period ended June 30, 2019  and 2018 are as follow:

	2019	2018
Actuarial losses (gain) recognized during
the period due to:	655	(1,667)
Return on plan assets (excluding amount
included in net interest expense)	(655)	1,667
Net	-	-

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost (continued)

i.The Company (continued)

a.Funded pension plan (continued)

i.Defined pension benefit obligation (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019 and February 27, 2018, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017 are as follows:

	2018	2017
Discount rate	8.25%	6.75%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

ii.Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

	June 30, 2019	December 31, 2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	104	1,076
Charged to profit or loss:
Past service costs	-	-
Interest costs	4	69
Actuarial gain recognized in OCI	(1)	(948)
Pension benefits paid	(96)	(93)
Projected pension benefit obligations
at end of period	11	104
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	98	-
Interest income from assets	4	-
Provision of additional benefit	-	205
Return of benefit plan assets	(1)	(14)
Pension benefits paid	(96)	(93)
Fair value of pension plan assets at
end of period	5	98
Projected pension benefit obligations
at end of period	6	6

As of June 30, 2019 there is no plan asset on additional pension benefit obligation. Plan asset will be recognised in accordance with the reserve of additional benefits funds determined by the management of Dapen with the approval of the Oversight Board.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost (continued)

i.The Company (continued)

a.Funded pension plan (continued)

ii.Additional pension benefit obligation (continued)

Changes in additional pension benefit obligation for the six months period ended
June 30, 2019 and for the year ended December 31, 2018 are as follow:

	June 30, 2019	December 31, 2018
Additional pension benefit obligation at
beginning of year	6	1,076
Interest costs	-	69
Provision of additional benefit	-	(205)
Actuarial gain recognized in OCI	(1)	(948)
Return on plan asset	1	14
Projected additional pension benefit
obligation at end of period	6	6

The components of additional pension benefit cost for the six months period ended
June 30, 2019 and 2018 are as follows:

	2019	2018
Past service costs	-	-
Net interest costs	-	35
Pension benefit costs	-	35

Amounts recognised in OCI for the six months period ended June 30, 2019 and 2018 are as follows  :

	2019	2018
Actuarial (gain) losses recognized during
the period due to:	(1)	18
Return on plan assets (excluding amount
included in net interest expense)	1	(18)
Total	-	-

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2018 and 2017, with report dated April 1, 2019 and February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2018 and 2017 is as follows:

	2018	2017
Rate of return on investment	9.30%-10.00%	9.50%-10.25%
Discount rate	8.25%	6.75%
Actuarial discount rate of pension fund	9.25%-9.50%	9.25%-9.50%
Rate of compensation increases	8,00%	8,00%
Indonesian mortality table	2011	2011

\

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost (continued)

i.The Company (continued)

b.Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp8 billion and Rp 13 billion, respectively, for the six months period ended June 30, 2019 and for the year ended December 31, 2018, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the six months period ended June 30, 2019 and for the year ended December 31, 2018:

	June 30, 2019	December 31, 2018
Unfunded projected pension benefit
obligations at beginning of year	1,830	2,384
Charged to profit or loss:
Service costs	15	54
Net Interest costs	67	144
Actuarial losses (gain) recognized in OCI	-	(137)
Benefits paid by employer	(299)	(615)
Unfunded projected pension benefit
obligations at end of period	1,613	1,830

The components of total periodic pension benefit cost the six months period ended June 30, 2019 and 2018 are as follow:

	2019	2018
Service costs	15	27
Net interest costs	67	72
Total periodic pension benefit cost	82	99

Amounts recognized in OCI amounted to RpNil for six months period ended June 30, 2019 and 2018, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit cost (continued)

i.The Company (continued)

b.Unfunded pension plan (continued)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Discount rate	8.00%-8.25%	6.00%-6.75%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2011	2011

ii.Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay (excluding functional allowance) and number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s did not make contributions to Jiwasraya for the six months period ended June 30, 2019 and 2018,  respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognised in the consolidated statement of financial position for the six months period ended June 30, 2019 and for the year ended December 31, 2018, under Telkomsel’s defined benefit pension plan:

	June 30, 2019	December 31, 2018
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	2,734	2,928
Charged to profit or loss:
Service costs	93	213
Net interest costs	106	203
Actuarial (gain) losses recognized in OCI	-	(583)
Benefit paid	-	(27)
Projected pension benefit obligation at
end of period	2,933	2,734

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.Telkomsel (continued)

	June 30, 2019	December 31, 2018
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,193	1,089
Interest income	39	74
Return on plan assets (excluding amount
included in net interest expense)	-	(68)
Employer’s contributions	-	125
Benefit paid	-	(27)
Fair value of pension plan assets at
end of period	1,232	1,193
Pension benefit obligation at
end of period	1,701	1,541

Movements of the pension benefit obligation for the six months period ended June 30, 2019 and for the year ended December 31, 2018:

	June 30, 2019	December 31, 2018
Pension benefit obligation at beginning of year	1,541	1,839
Periodic pension benefit cost	160	342
Actuarial (gain) losses recognized in OCI	-	(583)
Return on plan assets (excluding amount included in
net interest expense)	-	68
Employer's contributions	-	(125)
Pension benefit obligation at end of year	1,701	1,541

The components of the periodic pension benefit cost for the six period ended June 30, 2019 and 2018 are as follow:

	2019	2018
Service costs	93	107
Net interest costs	67	67
Total	160	174

Amounts recognized in OCI amounted to RpNil for the six months ended June 30, 2019 and 2018, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated February 14, 2019 and February 8, 2018 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017, are as follow:

	2018	2017
Discount rate	8.25%	7.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the years ended June 30, 2019 and December 31, 2018.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognised in the Company’s consolidated statement of financial position as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	12,423	15,448
Charged to profit or loss:
Interest costs	532	1,102
Actuarial losses (gain) recognized in OCI	535	(3,641)
Post-employment health care benefits paid	(284)	(486)
Projected post-employment health care benefit
obligation at end of period	13,206	12,423
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	12,228	13,029
Interest income	523	927
Return on plan assets (excluding amount included in
net interest expense)	535	(1,082)
Post-employment health care benefits paid	(284)	(486)
Plan administration cost	(93)	(160)
Fair value of plan assets at end of period	12,909	12,228
Projected for post-employment health care benefit
obligation-net	297	195

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

As of June 30, 2019 and December 31, 2018, plan assets consists of:

	June 30, 2019		December 31, 2018
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	750	-	1,115	-
Equity instruments:
Manufacturing and consumer	728	-	799	-
Finance industries	1,000	-	799	-
Construction	223	-	190	-
Infrastructure and telecommunication	349	-	332	-
Wholesale	208	-	177	-
Mining	103	-	77	-
Other Industries:
Services	63	-	60	-
Agriculture	31	-	32	-
Biotechnology and pharma industry	87	-	85	-
Others	4	-	3	-
Equity-based mutual funds	1,210	-	1,204	-
Fixed income instruments:
Fixed income mutual funds	7,723	-	7,020	-
Unlisted shares:
Private placement	-	431	-	335
Total	12,479	431	11,893	335

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp259 billion and Rp249 billion, representing 2.00% and 2.03% of total plan assets as of June 30, 2019 and December 31, 2018., respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp965 billion and Rp(315) billion for the six months period ended June 30, 2019 and for the year ended December 31, 2018, respectively.

The movements of the projected post-employment health care benefit obligation for the six months period ended June 30, 2019 and for the year ended December 31, 2018 are as follow:

	June 30, 2019	December 31, 2018
Projected post-employment health care benefit
obligation at beginning of year	195	2,419
Net periodic post-employment health care benefit costs	102	335
Actuarial losses (gain) recognized in OCI	535	(3,641)
Return on plan assets (excluding amount included in
net interest expense)	(535)	1,082
Projected post-employment health care benefit
obligation at end of period	297	195

The components of net periodic post-employment health care benefit cost for the six months period ended June 30, 2019 and 2018 are as follow:

	2019	2018
Plan administration costs	93	89
Net interest costs	9	88
Periodic post-employment health care benefit cost	102	177

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Amounts recognised in OCI for the six months period ended June 30, 2019 and 2018 are as follows:

	2019	2018
Actuarial losses (gain) recognized during the period due to:	535	(1,097)
Return on plan assets (excluding amount	(535)	1,097
included in net interest expense)	-	-
Net

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017 are as follow:

	2018	2017
Discount rate	8,75%	7,25%
Health care costs trend rate assumed for next year	7,00%	7,00%
Ultimate health care costs trend rate	7,00%	7,00%
Year that the rate reaches the ultimate trend rate	2018	2018
Indonesian mortality table	2011	2011

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

The movements of the unfunded projected other post-employment benefit for the six months period ended June 30, 2019 and for the year ended December 31, 2018 are as follow:

	June 30, 2019	December 31, 2018
Projected other post-employment
benefit obligations at beginning of year	419	510
Charged to profit or loss:
Service costs	2	6
Net interest costs	14	26
Actuarial (gain) losses recognized in OCI	-	(24)
Benefits paid by employer	(47)	(99)
Projected other post-employment benefits
obligations at end of period	388	419

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost (continued)

The components of the projected other post-employment benefit cost for the six months period ended June 30, 2019 and 2018 are as follow:

	2019	2018
Service costs	2	3
Net interest costs	14	13
Total	16	16

Amounts recognized in OCI amounted to RpNil for six months period ended June 30, 2019 and 2018, respectively.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017, are as follow:

	2018	2017
Discount rate	8.00%	5.75%
Indonesian mortality table	2011	2011

d.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognised as of  June 30, 2019 and December 31, 2018 amounted to Rp557 billion and Rp507 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp73 billion and Rp46 billion for the six months period ended June 30, 2019 and 2018, respectively (Note 22).

e.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2018 are as follow:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

Within next 10 years	15,673	-	648	2,498	5,336	438
Within 10-20 years	20,349	-	160	7,880	6,913	91
Within 20-30 years	16,207	20	29	6,680	6,217	39
Within 30-40 years	9,400	38	9	1,580	3,193	3
Within 40-50 years	3,383	30	-	-	661	-
Within 50-60 years	644	50	-	-	22	-
Within 60-70 years	62	101	-	-	0	-
Within 70-80 years	2	-	-	-	-	-

Weighted average
duration of DBO	9.11 years	9.11 years	3.97 years	10.58 years	17.41 years	3.13 years

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Sensitivity Analysis

As of June 30, 2019, 1% change in discount rate and rate of compensation would have effect on DBO ,as follow :

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
Funded
Defined pension benefit obligation	(1,636)	1,911	287	(298)
Additional pension benefit obligation	(2)	(1)	-	-
Unfunded	(37)	34	38	(41)
Telkomsel	(498)	563	295	(277)
Post-employment health care benefits	(1,518)	1,929	1,895	(1,603)
Other post-employment benefits	(11)	12	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

29.LSA PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp895 billion and Rp852 billion as of and June 30, 2019 and December 31, 2018, respectively. The related benefit costs charged to expense amounted to Rp76 billion and Rp70 billion for the six months period ended June 30, 2019 and 2018, respectively (Note 22).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.RELATED PARTY TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, operation and finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, and bonds.
SMI	Entity under common control	Finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services and distribution of SIM card and pulse reload voucher
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of June 30, 2019 the Group recorded impairment of receivables from related parties of Rp(20) billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties

The following are significant transactions with related parties:

	2019		2018
		% of total		% of total
	Amount	revenues	Amount	revenues
REVENUES
Majority Stockholder
Ministry of Finance	57	0.08	66	0.10
Entities under common control
Indosat	458	0.66	550	0.85
BRI	356	0.51	143	0.22
BTN	138	0.20	47	0.07
KAI	81	0.12	18	0.03
Pertamina	83	0.12	33	0.05
Bank Mandiri	76	0.11	66	0.10
Others	737	1.06	471	0.72
Sub-total	1,929	2.78	1,328	2.04
Other related entities	42	0.06	26	0.04
Associated companies	38	0.05	22	0.03
Total	2,066	2.97	1,442	2.21

	2019		2018
	Amount	% of total expenses	Amount	% of total expenses

EXPENSES
Entities under common control
PLN	1,039	2.18	1,260	2.72
Indosat	361	0.76	490	1.06
Others	157	0.33	208	0.45
Sub-total	1,557	3.27	1,958	4.23
Other related entitas
Kopegtel	446	0.94	383	0.83
Kisel	436	0.91	457	0.99
PMM	425	0.89	425	0.92
POIN	425	0.89	425	0.92
Others	122	0.26	170	0.36
Sub-total	1,854	3.89	1,860	4.02
Associated companies	118	0.25	160	0.35
Total	3,529	7.41	3,978	8.60

	2019		2018
		% of total		% of total
	Amount	finance income	Amount	finance income
FINANCE INCOME
Entities under common control
State-owned banks	429	67.35	383	61.87
Others	1	0.16	5	0.81
Total	430	67.51	388	62.68
	Amount	% of total expenses	Amount	% of total expenses

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2019		2018
		% of total		% of total
	Amount	finance cost	Amount	finance cost
FINANCE COSTS
Majority stockholder
Ministry of Finance	18	0.88	22	1.41
Entities under common control
State-owned banks	518	25.27	418	26.81
SMI	45	2.20	50	3.21
Total	581	28.35	490	31.43
	Amount

	2019		2018
		% of total		% of total
	Amount	purchases	Amount	purchases
PURCHASE OF PROPERTY
AND EQUIPMENTS (Note 9)
Entities under common control	25	0.17	68	0.48
Other related entities	126	0.83	206	1.46
Total	151	1.00	274	1.94

	2019		2018
		% of total		% of total
	Amount	revenues	Amount	revenue
DISTRIBUTION OF SIM
CARD AND VOUCHER
Other related entities
Tiphone	2,790	4.02	1,983	3.08
Kisel	2,096	3.02	2,174	3.38
Gratika	324	0.47	198	0.31
Total	5,210	7.51	4,355	6.77

Presented below are balances of accounts with related parties:

	June 30, 2019		December 31, 2018
		% of total		% of total
	Amount	assets	Amount	assets
a. Cash and cash equivalents
(Note 3)	12,940	6.00	13,205	6.40
b. Other current financial
asset (Note 4)	761	0.35	417	0.23
c. Trade receivables - net
(Note 5)	2,687	1.25	2,126	1.03
d. Other current asset (Note 7)	103	0.05	159	0.08
e. Other non-current asset
(Note 10)	20	0.01	44	0.02

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

	June 30, 2019		December 31, 2018
		% of total		% of total
	Amount	liabilities	Amount	liabilities
f. Trade payables (Note 12)
Majority stockholder
Ministry of Finance	35	0.03	2	0.00
Entities under common
control
Indosat	116	0.11	122	0.14
State-owned enterprises	452	0.42	294	0.33
Sub-total	568	0.53	416	0.47
Other related entities
Kopegtel	177	0.16	279	0.31
Others	198	0.18	296	0.33
Sub-total	375	0.34	575	0.64
Total	978	0.90	993	1.11

g. Accrued expenses
(Note 13)
Majority stockholder
Government	7	0.01	7	0.01
Entities under common
State-owned enterprises	106	0.10	86	0.10
State-owned banks	105	0.10	61	0.07
Sub-total	211	0.20	147	0.17
Other related entities
Kisel	191	0.18	183	0.21
Others	11	0.00	13	0.01
Total	420	0.39	350	0.40

h. Advances from customers
Majority stockholder
Government	19	0.02	19	0.02
Entities under common
control
PLN	8	0.01	12	0.01
Total	27	0.03	31	0.03

i. Short-term bank loans
(Note 15)	1,397	1.30	956	1.08
j. Two-step loans (Note 16a)	850	0.79	949	1.07
k. Long-term bank loans
(Note 16c)	20,054	18.68	12,620	14.19
l. Other borrowings (Note 16d)	3,941	0.04	2,244	2.52

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30. RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30. RELATED PARTIES TRANSACTIONS (continued)

d.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2019		2018
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	240	0.50%	226	0.49%
Board of Commissioners	16	0.03%	74	0.16%

The amounts disclosed in the table are the amounts recognised as an expense during the reporting periods.

31.OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach.

The Group has four primary reportable segments, namely mobile, consumer, enterprise and WIB. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. No Operating Segments have been agregated to from the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.OPERATING SEGMENT (continued)

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2019
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	43,523	8,359	11,942	5,983	93	69,900	(555)	69,345
Inter-segment revenues	1,574	315	9,925	8,056	625	20,495	(20,495)	-
Total segment revenues	45,097	8,674	21,867	14,039	718	90,395	(21,050)	69,345
Expenses
External expenses	(20,811)	(5,835)	(11,740)	(7,651)	(729)	(46,766)	(369)	(47,135)
Inter-segment expenses	(7,439)	(1,971)	(8,741)	(2,393)	(28)	(20,572)	20,572	-
Total segment expenses	(28,250)	(7,806)	(20,481)	(10,044)	(757)	(67,338)	20,203	(47,135)
Segment results	16,847	868	1,386	3,995	(39)	23,057	(847)	22,210
Other information
Capital Expenditures	(5,910)	(3,216)	(2,280)	(3,511)	(9)	(14,926)	(201)	(15,127)
Depreciation and amortization	(6,885)	(1,813)	(1,288)	(1,509)	(11)	(11,506)	39	(11,467)
Provision recognized in
current period	(301)	(300)	(456)	(42)	-	(1,099)	(13)	(1,112)

	2018
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	41,022	6,415	12,317	4,348	46	64,148	220	64,368
Inter-segment revenues	1,708	1,078	8,130	8,189	420	19,525	(19,525)	-
Total segment revenues	42,730	7,493	20,447	12,537	466	83,673	(19,305)	64,368
Expenses
External expenses	(20,143)	(5,806)	(11,842)	(6,817)	(478)	(45,086)	(1,182)	(46,268)
Inter-segment expenses	(7,502)	(2,400)	(7,813)	(3,111)	(27)	(20,853)	20,853	-
Total segment expenses	(27,645)	(8,206)	(19,655)	(9,928)	(505)	(65,939)	19,671	(46,268)
Segment results	15,085	(713)	792	2,609	(39)	17,734	366	18,100
Other information
Capital Expenditures	(6,958)	(2,573)	(2,083)	(2,135)	(11)	(13,760)	(378)	(14,138)
Depreciation and amortization	(6,692)	(1,373)	(986)	(1,517)	(10)	(10,578)	247	(10,331)
Provision recognized in
current period	(252)	(220)	(660)	(53)	-	(1,185)	(3)	(1,188)

Adjustment and elimination:

	2019	2018
Segment result	23,057	17,734
Operating loss of operating business	(275)	(1,114)
Other elimination and adjustment	572	1,480
Consolidated operating income	22,210	18,100

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.OPERATING SEGMENT (continued)

Geographic information:

The revenue information below is based on the location of the customers.

	2019	2018
External revenues
Indonesia	66,949	62,976
Foreign countries	2,396	1,392
Total	69,345	64,368

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	June 30, 2019	December 31, 2018
Non-current operating assets
Indonesia	148,762	144,631
Foreign countries	3,451	3,649
Total	152,213	148,280

32.TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b.	Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

• Basic telephony services tariff
• Roaming tariff, and/or
• Multimedia services tariff

with the following traffic structure:

• Activation fee
• Monthly subscription charges
• Usage charges
• Additional facilities fee.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of June 30, 2019, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	9,122
U.S. dollar	137	1,931
Euro	1.45	23
HKD	17.15	31
TWD	8.08	4
Total		11,111

The above balance includes the following significant agreements:

(i)	The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of SKKL Sabang-Lhoksemawe-Medan
The Company and PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
The Company and PT Lintas Teknologi Indonesia	April 6, 2018	Procurement and installation agreement of Dual Wavelength Division Multiplexing ("DWDM") Platform Nokia 2018
The Company and PT Sisindokom Lintas Buana	April 8, 2018	Procurement and installation agreement for PE-VPN Cisco
The Company and PT Huawei Tech Investment	May 3, 2018	Procurement and installation agreement of DWDM Platform Huawei
The Company and PT Lintas Teknologi Indonesia	May 7, 2018	Procurement and installation agreement of DWDM Platform Nokia - RAFI
The Company and PT NEC Indonesia	December 7, 2018	Procurement and instalation agreement for ISP SKKL NARU 2018
The Company and NEC Corporation	December 13, 2018	Procurement and installation agreement of Inside Plant SKKL Platform NEC expansion and reengineering transport
The Company and PT Huawei Tech Investment	December 17, 2018	Procurement and instalation agreement of Metro-E, BRAS, PCEF
The Company and PT Master System Infotama	December 31, 2018	Procurement and instalation for IP Backbone Platform CISCO Expansion
The Company and PT Ericsson Indonesia	January 14, 2019	Procurement and installation agreement for Radio ip Backhaul Node B Telkomsel Platform Ericsson
The Company and PT NEC Indonesia	March 27, 2019	Procurement and installation agreement Radio IP

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

(ii)	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co, KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte, Ltd, and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement

b.	Borrowings and other credit facilities

(i)

As of June 30, 2019 , the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				facility
Lenders	Total facility	Maturity	Currency	utilized
BRI	500	March 14, 2020	Rp	36
BNI	500	March 31, 2020	Rp	185
Bank Mandiri	500	December 23, 2019	Rp	131
Total	1,500			352

(ii)	Telkomsel has US$3 million bond, bank guarantee and standby letter of credit facility with SCB, Jakarta. The facilities will expire on July 31, 2019.

Telkomsel has a Rp1,000 billion bank guarantee facility with BRI. The facility will expire on September 25, 2022. Under this facility, as of June 30, 2019, Telkomsel has issued a bank guarantee amounting to Rp531 billion as payment commitment guarantee for annual right of usage fee valid until March 31, 2020 and Rp20 billion as frequency performance bond valid until May 31, 2020 (Note 33c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2020.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2019. Telkomsel uses this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to Rp52.2 billion (Note 33c.iii) and for surety bond of 2.3 Ghz radio frequency amounting to Rp1,030 billion (Note 33c.i).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.   SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities(continued)

(iii)

TII has a US$15 million equal to Rp202 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum  VII  (seven) on Januari 7, 2019, with a maximum credit limit of US$25 million equal to Rp353 billion. The facility will expire on December 18, 2019. As of June 30, 2019, TII has not used the facility.

(iv)	As of June 30, 2019, Sigma has a Rp350 billion bank guarantee from BNI and HSBC.

c.	Others

(i)Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013, No. 509 Year 2016 and No. 1896 year 2017 of the MoCI,  Telkomsel is required, among other things, to:

1.

Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 33b.ii).

(ii)	Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2019 and 2028. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of June 30, 2019 are as follows :

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	19,624	5,714	10,052	3,858
As lessor	3,483	881	2,010	592

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.   SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 8, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on MoCI No. 3 year 2018 dated May 23, 2018, BPPTI was renamed the Telecommunications and Information Accessibility Agency (BAKTI). Next, the regulation of MoCI No. 25 year 2015 is replaced by the MoCI regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BPPPTI amounting to Rp83 billion (before tax).

As of June 30, 2019 and December 31, 2018, Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortised cost using the effective interest method amounted to Rp115 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	June 30, 2019
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	172.85	7.98	12.41	2,608
Other current financial assets	13.13	-	2.25	209
Trade receivables
Related parties	0.58	-	-	9
Third parties	172.31	-	7.29	2,519
Other receivables	0.31	-	0.12	6
Other current assets	0.75	-	0.55	14
Other non-current assets	63.06	-	-	883
Total assets	422.99	7.98	22.62	6,248
Liabilities
Trade payables
Related parties	(0.13)	-	-	(2)
Third parties	(154.19)	(44.77)	(5.07)	(2,239)
Other payables	(4.54)	-	(4.04)	(115)
Accrued expenses	(50.68)	(14.34)	(2.06)	(743)
Short-term bank loan	(1.17)	-	-	(16)
Advances from customers	(0.48)	-	-	(7)
Current maturities of long-term borrowings	(23.13)	(767.90)	(4.20)	(487)
Other liabilities	(13.46)	-	-	(190)
Long-term borrowings - net of current maturities	(77.82)	(3,455.54)	(2.56)	(1,590)
Total liabilities	(325.60)	(4,282.55)	(17.93)	(5,389)
Assets (liabilities) - net	97.39	(4,274.57)	4.69	859

	December 31, 2018
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	253.37	8.02	10.50	3,802
Other current financial assets	14.56	-	1.30	223
Trade receivables
Related parties	0.49	-	-	7
Third parties	146.39	-	9.55	2,238
Other receivables	0.34	-	0.12	6
Other current assets	-	-	0.51	14
Other non-current assets	57.42	-	1.17	840
Total assets	472.57	8.02	23.15	7,130
Liabilities
Trade payables
Related parties	(0.21)	-	-	(3)
Third parties	(206.20)	(33.39)	(4.99)	(3,037)
Other payables	(3.63)	-	(4.44)	(111)
Accrued expenses	(47.10)	(15.64)	(2.51)	(709)
Short-term bank loan	(1.15)			(17)
Advances from customers	(0.76)	-	-	(11)
Current maturities of long-term borrowings	(18.77)	(767.90)	(4.07)	(430)
Other liabilities	(19.63)	-	-	(284)
Long-term borrowings - net of current maturities	(93.41)	(3,839.49)	(4.71)	(1,917)
Total liabilities	(390.86)	(4,656.42)	(20.72)	(6,519)
Assets (liabilities) - net	81.71	(4,648.40)	2.43	611

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of June 30, 2019 using the exchange rates on July 30, 2019 the unrealized foreign exchange loss amounting to Rp4 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL RISK MANAGEMENT

1.	Fair value of financial assets and financial liabilities

a.Classification

i.	Financial asset

	June 30, 2019	December 31, 2018
Loans and receivables
Cash and cash equivalents	17,075	17,439
Other current financial assets	1,614	834
Trade and other receivables, net	16,319	12,141
Other non-current assets	444	460
Available-for-sale financial assets
Available-for-sale investments	1,295	1,204
Total financial assets	36,747	32,078

ii.	Financial liabilities

	June 30, 2019	December 31, 2018
Financial liabilities measured at amortized cost
Trade and other payables	15,943	15,214
Accrued expenses	13,095	12,769
Interest-bearing loans and other borrowings
Short-term bank loans	4,517	4,043
Two-step loans	850	949
Bonds and notes	10,483	10,481
Long-term bank loans	34,979	23,225
Obligation under finance leases	2,733	3,145
Other borrowings	3,941	2,244
Total financial liabilities	86,541	72,070

b.	Fair values

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
June 30, 2019	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,295	1,295	454	-	841
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other
borrowings:
Two-step loans	850	810	-	-	810
Bonds and notes	10,483	11,208	9,707	-	1,501
Long-term bank loans	34,979	33,878	-	-	33,878
Obligation under finance leases	2,733	2,733	-	-	2,733
Other borrowings	3,941	3,699	-	-	3,699
Total	54,281	53,263	10,161	-	43,462

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

b. Fair values (continued)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2018	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,204	1,204	470	-	734
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	949	898	-	-	898
Bonds	10,481	10,894	9,380	-	1,514
Long-term bank loans	23,225	22,878	-	-	22,878
Obligation under finance leases	3,145	3,145	-	-	3,145
Other borrowings	2,244	2,154	-	-	2,154
Other liabilities	261	261	-	-	261
Total	41,509	41,434	9,850	-	31,584

Loss on fair value measurement recognised in consolidated statements of profit or loss and other comprehensive income for 2019 amounting to Rp4 billion. There is no movement between fair value hierarchy for the six months period ended June 30, 2019.

c.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

available-for-sale investments primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(ii)

the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

a.	fair values presented do not take into consideration the effect of future currency fluctuations.
b.	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL RISK MANAGEMENT (continued)

1.	Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

   a.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	June 30, 2019		December 31, 2018
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.42	0.01	0.47	0.01
Financial liabilities	(0.33)	(4.28)	(0.39)	(4.66)
Net exposure	0.09	(4.27)	0.08	(4.65)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at June 30, 2019 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
June 30, 2019
U.S. dollar (1% strengthening)	14
Japanese yen (5% strengthening)	(28)

A weakening of the U.S. dollar and Japanese yen against the Rupiah at June 30, 2019 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

b. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognised in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of June 30, 2019, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	June 30, 2019	December 31, 2018
Fixed rate borrowings	(27,373)	(21,260)
Variable rate borrowings	(30,130)	(22,827)

Sensitivity analysis for variable rate borrowings

As of June 30, 2019, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp75 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	June 30, 2019	December 31, 2018
Cash and cash equivalents	17,075	17,439
Other current financial assets	2,068	1,304
Trade and other receivable, net	16,319	12,141
Other non-current assets	444	460
Total	35,906	31,344

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

d.Credit risk (continued)

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection.  Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.29% of trade receivables as of June 30, 2019.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognised sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2023 and
	amount	cash flows	2019	2020	2021	2022	thereafter
June 30, 2019
Trade and other payables	15,943	(15,943)	(15,943)	-	-	-	-
Accrued expenses	13,095	(13,095)	(13,095)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	850	(945)	(234)	(113)	(202)	(158)	(238)
Bonds and notes	10,483	(18,494)	(1,543)	(2,898)	(1,231)	(2,817)	(10,005)
Bank loans	39,496	(48,721)	(12,904)	(3,634)	(10,049)	(5,058)	(17,076)
Other borrowings	3,941	(4,951)	(738)	(575)	(1,093)	(1,019)	(1,526)
Obligations under
finance leases	2,733	(3,219)	(994)	(474)	(772)	(595)	(384)
Total	86,541	(105,368)	(45,451)	(7,694)	(13,347)	(9,647)	(29,229)

	Carrying	Contractual					2022 and
	amount	cash flows	2018	2019	2020	2021	thereafter
December 31, 2018
Trade and other payables	15,214	(15,214)	(15,214)	-	-	-	-
Accrued expenses	12,769	(12,769)	(12,769)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	949	(1,075)	(242)	(232)	(205)	(159)	(237)
Bonds and notes	10,481	(19,050)	(1,562)	(3,436)	(1,231)	(2,817)	(10,004)
Bank loans	27,268	(33,363)	(10,434)	(9,160)	(3,991)	(3,219)	(6,559)
Other borrowings	2,244	(2,905)	(490)	(570)	(533)	(495)	(817)
Obligations under
finance leases	3,145	(3,764)	(1,049)	(945)	(781)	(605)	(384)
Other liabilities	261	(306)	(16)	(36)	(36)	(109)	(109)
Total	72,331	(88,446)	(41,776)	(14,379)	(6,777)	(7,404)	(18,110)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

d.	Liquidity risk (continued)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,			exchange		Other	June 30,
	2019	Cash flows	Acquisition	movement	New leases	Changes	2019
Short-term bank loans	4,043	470	-	-	-	4	4,517
Two step loans	949	(98)	-	(1)	-	-	850
Bonds and notes payable	10,481	-	-	-	-	2	10,483
Long-term bank loans	23,225	11,401	378	(30)	-	5	34,979
Other borrowings	2,244	1,697	-	-	-	-	3,941
Obligations under finance leases	3,145	(435)	-	-	23	-	2,733
Total liabilities from
financing activities	44,087	13,035	378	(31)	23	11	57,503

36.   CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	June 30, 2019		December 31, 2018
	Amount	Portion	Amount	Portion
Short-term debts	4,517	2.98%	4,043	2.83%
Long-term debts	52,986	34.99%	40,044	28.00%
Total debts	57,503	37.97%	44,087	30.83%
Equity attributable to owners
of the parent company	93,949	62.03%	98,910	69.17%
Total	151,452	100.00%	142,997	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Period Ended June 30, 2019 and 2018 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.   CAPITAL MANAGEMENT (continued)

The Group’s debt-to-equity ratio as of June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019	December 31, 2018
Total interest-bearing debts	57,503	44,087
Less: cash and cash equivalents	(17,075)	(17,439)
Net debts	40,428	26,648
Total equity attributable to owners of the parent company	93,949	98,910
Net debt-to-equity ratio	43.03%	26.94%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the six months period ended June 30, 2019 and for the year ended December 31, 2018, the Group has complied with the externally imposed capital requirements.

37.SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for six months period ended June 30, 2019 and 2018 are as follows:

	2019	2018
Acquisition of property and equipment:
Credited to trade payables	5,705	4,741
Credited to obligations under finance lease	26	254
Interest capitalization	51	23

Acquisition of intangible assets:
Credited to trade payables	90	228